HSBC USA Inc. Notes Linked to a Reference Asset

GENERAL

HSBC USA Inc. from time to time may offer and sell certain senior unsecured debt obligations (the "Notes") linked to a Reference Asset. The "Reference Asset" is the underlying measure by which we will determine the amount payable on the Notes, if any, and may be based on price movements in, performance of, or other events relating to one or more particular index funds or other securities, indices, currencies, interest rates, consumer prices or commodities, or commodity futures or baskets comprised of any of those instruments or measures, or other instruments or measures, including the occurrence or nonoccurrence of any event or circumstance, or a combination thereof. This underlying supplement describes certain terms of Notes linked to a Reference Asset that is or is in part an exchange traded fund or a trust that issues depositary receipts representing an interest in equity securities held by such trust (each, an "Index Fund"). An Index Fund may track the performance of an index (if applicable, its "Underlying Index") or basket of equity securities, or other instruments, primarily by holding securities or other instruments related to such Underlying Index or basket. The Reference Asset may be a basket of Index Funds or a basket of instruments or measures that includes an Index Fund as one of its components. We refer to any instrument or measure that comprises a basket as a "Basket Component," and collectively as the "Basket Components." The applicable free writing prospectus or pricing supplement will specify the Reference Asset to which your Notes are linked as well as specific terms of the Notes.

Notwithstanding anything to the contrary set forth in the accompanying prospectus supplement for Notes, Series 1 dated March 22, 2012 (the "Prospectus Supplement") and the accompanying base prospectus for debt securities, preferred stock, depositary shares, warrants, purchase contracts and units (the "Base Prospectus") dated March 22, 2012, this underlying supplement describes additional terms of the Notes and some of the potential Index Funds to which the return on the Notes may be linked.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the Prospectus Supplement and the Base Prospectus carefully before you invest in a particular issuance of the Notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable Notes.

The descriptions of index funds in this underlying supplement only apply to select index funds to which the applicable Notes possibly may be linked. We do not guarantee that we will offer Notes linked to any of the index funds described herein. In addition, we may offer Notes linked to one or more index funds that are not described herein. In such an event, we will describe such additional index fund or index funds in the applicable free writing prospectus or pricing supplement, or in another underlying supplement.

This underlying supplement describes the following index funds:

- the SPDR® Dow Jones Industrial Average^SM ETF Trust
- the POWERSHARES QQQ TRUST^SM, SERIES 1
- the iShares® MSCI Mexico Investable Market Index Fund
- the iShares® MSCI Brazil Index Fund
- the iShares® MSCI Emerging Markets Index Fund
- the iShares® MSCI EAFE Index Fund
- the SPDR S&P 500 ETF Trust
- the Market Vectors Gold Miners ETF
- the iShares® Dow Jones U.S. Real Estate Index Fund
- the iShares® FTSE China 25 Index Fund
- the iShares® S&P Latin America 40 Index Fund
- the Financial Select Sector SPDR® Fund
- the iShares® Dow Jones Transportation Average Index Fund
- the Energy Select Sector SPDR® Fund
- the Health Care Select Sector SPDR® Fund

An investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page S-2 of this document and page S-3 of the Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the Base Prospectus, the Prospectus Supplement or any free writing prospectus or pricing supplement. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

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In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement, this underlying supplement, any related underlying supplement, the Prospectus Supplement and Base Prospectus. The information in the applicable free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement may only be accurate as of the dates of each of these documents, respectively.

The Notes described in the applicable free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable free writing prospectus or pricing supplement, any related underlying supplement including this underlying supplement and the accompanying Prospectus Supplement and Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, "HSBC," "we," "us" and "our" refer to HSBC USA Inc., unless the context requires otherwise.

Neither HSBC or the calculation agent, nor any of our or its affiliates, accepts any responsibility for the calculation, maintenance or publication of the Index Funds described herein or any Successor Index Funds or any Underlying Index.

RISK FACTORS

Your investment in the Notes will involve certain risks. We urge you to read the section "Risk Factors" beginning on page S-3 of the Prospectus Supplement, in any related underlying supplement and in the applicable free writing prospectus or pricing supplement in addition to the following risk factors relevant to your Notes. Investing in the Notes is not equivalent to investing directly in the Reference Asset, relevant Index Fund, any Underlying Index or any of the stocks or other securities held by the relevant Index Fund. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this underlying supplement, the applicable free writing prospectus or pricing supplement, any other relevant underlying supplement, and the accompanying Prospectus Supplement and Base Prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should not purchase the Notes unless you understand and can bear these investment risks.

General risks related to Index Funds:

▶ **EQUITY MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT DUE ON THE NOTES —** We expect that the Reference Asset will fluctuate in accordance with changes in the level of the relevant Index Fund or Index Funds, the value of equity securities generally and other factors. The financial condition of the issuers of the stocks or other securities held by an Index Fund may become impaired or the general condition of the equity market may deteriorate, either of which may cause a decrease in the value of the Reference Asset and thereby affect the value of the Notes. Equity securities are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the instrument or instruments comprising an Index Fund change. Investor perceptions regarding the issuer of a stocks or other securities held by an Index Fund are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The value of the Reference Asset may be expected to fluctuate until the maturity date.

▶ **THERE IS LIMITED ANTI-DILUTION PROTECTION —** For certain events affecting shares of an Index Fund, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant level of the Reference Asset. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of an Index Fund. If an event occurs that does not require the calculation agent to adjust the level of the Reference Asset, the market price of the Notes and the value of the Notes may be materially and adversely affected.

▶ **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE SHARES OF ANOTHER INDEX FUND OR OTHER PROPERTY AND NOT THE ORIGINAL INDEX FUND OR BASKET COMPONENT —** Following certain corporate events relating to a Index Fund where such Index Fund is not the surviving entity, the amount due on the Notes may be based on the shares of a successor to the respective Index Fund or other property. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Notes Terms **—** Merger Event and Tender Offer" beginning on page S-56.

▶ **AS A HOLDER OF THE NOTES, YOU WILL NOT HAVE ANY OWNERSHIP INTEREST OR RIGHTS IN ANY INDEX FUND OR THE STOCKS OR OTHER SECURITIES HELD BY AN INDEX FUND —**As a holder of the Notes, you will not have any ownership interest or rights in any Index Fund or the stocks or other securities held by an Index Fund, such as rights to vote, dividend payments or other distributions. In addition, the sponsor of an Index Fund (each a "Reference Sponsor") will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of an Index Fund and the Notes.

▶ **WE OR OUR AFFILIATES ARE NOT AFFILIATED WITH ANY OF THE REFERENCE SPONSORS —**Unless otherwise specified the applicable free writing prospectus or pricing supplement, we or our affiliates are not affiliated with any of the Reference Sponsors. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about any Index Fund contained herein or in any free writing prospectus or pricing supplement. You should make your own investigation into the relevant Index Fund and the Reference Sponsors. We are not responsible for any Index Fund's public disclosure of information, whether contained in SEC filings or otherwise. We do not make any representation that any publicly available document or any other publicly available information about any Index Fund is accurate or complete. Furthermore, we do not know whether all events occurring before the date of the applicable free writing prospectus or pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents referred to above, have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning an Index Fund could affect the value of the Notes.

▶ **OUR OR OUR AFFILIATES BUSINESS ACTIVITIES RELATING TO THE STOCKS OR SECURITIES TRACKED BY AN EQUITY INDEX MAY CREATE CONFLICTS OF INTEREST WITH YOU—**We or our affiliates, at the time of any offering of the Notes or in the future, may engage in business with any company that has stocks or securities that are held by an Index Fund, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. We or our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may affect the market value of the Notes. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the stocks held by any Index Fund. Any prospective purchaser of the Notes should undertake an independent investigation of the Reference Asset as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The selection of an Index Fund does not reflect any investment recommendations from us.

▶ **AN INDEX FUND AND ITS UNDERLYING INDEX ARE DIFFERENT —** The performance of an Index Fund may not exactly replicate the performance of its Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of its Underlying Index. It is also possible that an Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Index Fund or due to other circumstances. An Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its Underlying Index and in managing cash flows.

▸ **INDEX FUNDS ARE SUBJECT TO MANAGEMENT RISK —** Index funds are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, index funds, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of their respective underlying indices by investing in a portfolio of securities that generally replicate the respective Underlying Index. Therefore, unless a specific security is removed from the respective Underlying Index, an index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, an Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

Additional risks relating to certain Notes with more than one Index Fund comprising the Reference Asset:

▸ **THE INDEX FUNDS COMPRISING THE REFERENCE ASSET MAY NOT MOVE IN TANDEM; AND GAINS IN ONE SUCH INDEX FUND MAY BE OFFSET BY DECLINES IN ANOTHER INDEX FUND —** Price movements in the Index Funds comprising the Reference Asset may not move in tandem with each other. At a time when the price of one or more of such instruments increases, the price of one or more of the other such instruments may decrease. Therefore, increases in the value of one or more of the Index Funds comprising the Reference Asset may be moderated, or wholly offset, by lesser increases or decrease in the value of one or more of the other Index Funds comprising the Reference Asset.

If the Reference Asset is or includes the iShares® MSCI Mexico Investable Market Index Fund, the iShares® MSCI Brazil Index Fund, the iShares® MSCI EAFE Index Fund, the iShares® MSCI Emerging Markets Index Fund, the iShares® FTSE China 25 Index Fund or the iShares® S&P Latin America 40 Index Fund or otherwise includes an Index Fund that holds foreign securities:

▸ **SECURITIES PRICES GENERALLY ARE SUBJECT TO POLITICAL, ECONOMIC, FINANCIAL AND SOCIAL FACTORS THAT APPLY TO THE MARKETS IN WHICH THEY TRADE AND, TO A LESSER EXTENT, FOREIGN MARKETS —** Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

In addition, securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for Notes where the securities comprising or held by an Index Fund are based or traded in one or more emerging market countries.

The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

RISKS ASSOCIATED WITH NON-U.S. COMPANIES —An investment in securities linked to the value of an Index Fund that holds the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies' common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

The foreign securities held by an Index Fund may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

▸ **TIME DIFFERENCES BETWEEN THE DOMESTIC AND FOREIGN MARKETS AND NEW YORK CITY MAY CREATE DISCREPANCIES IN THE TRADING LEVEL OR PRICE OF THE NOTES —** Time differences between the domestic and foreign markets may result in discrepancies between the level of the underlying stocks held by an Index Fund and the value of the Notes. To the extent that U.S. markets are closed while markets for the underlying stocks held by an Index Fund remain open, significant price or rate movements of these underlying stocks may take place that will not be reflected immediately in the value of the Notes. In addition, there may be periods when the relevant foreign markets are closed for trading, causing the level of the Index Fund to remain unchanged for multiple trading days in New York City.

▶ **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** The prices of the stocks or other securities held by the relevant Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of such Index Fund. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by such Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by such Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of such Index Fund will be adversely affected and, depending on the terms of your Notes, the payment at maturity, if any, may be reduced.

Of particular importance to potential currency exchange risk are:

– the volatility of the exchange rate between the U.S. dollar and relevant currencies in which the stocks or other securities held by the relevant Index Fund are denominated;

– existing and expected rates of inflation;

– existing and expected interest rate levels;

– the balance of payments in the relative countries and between each country and its major trading partners; and

– the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

If the Reference Asset is or includes the iShares® MSCI EAFE Index Fund or otherwise includes an Index Fund that holds our or our affiliates' securities:

▶ **EVEN IF OUR OR OUR AFFILIATES' SECURITIES ARE HELD BY AN INDEX FUND, WE OR OUR AFFILIATES WILL NOT HAVE ANY OBLIGATION TO CONSIDER YOUR INTERESTS —** Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index, the Underlying Index to the iShares® MSCI EAFE Index Fund. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the MSCI EAFE Index, any other Index Fund that holds or may hold our or our affiliates' securities.

If the Reference Asset is or includes the iShares® MSCI Mexico Investable Market Index Fund, the iShares® MSCI Brazil Index Fund, the iShares® MSCI Emerging Markets Index Fund, the iShares® FTSE China 25 Index Fund or the iShares® S&P Latin America 40 Index Fund or otherwise includes an Index Fund that holds foreign securities related to emerging markets:

▶ **THERE ARE RISKS ASSOCIATED WITH EMERGING MARKETS —** An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

If the Reference Asset is or includes the Market Vectors Gold Miners ETF or otherwise includes an Index Fund that holds securities related to the gold mining industry:

▶ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the Market Vectors Gold Miners ETF are issued by companies that are in the gold mining industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

▶ **RISKS ASSOCIATED WITH THE GOLD MINING INDUSTRY —** Because the Market Vectors Gold Miners ETF primarily invests in stocks and American Depositary Receipts of companies that are involved in the gold mining industry, it is subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold bullion. These prices may fluctuate substantially over short periods of time so the price of the Market Vectors Gold Miners ETF may be more volatile than other types of investments. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

If the Reference Asset is or includes the Market Vectors Gold Miners ETF or the iShares® Dow Jones U.S. Real Estate Index Fund or otherwise includes an Index Fund that holds securities of small and mid capitalization companies:

▶ **SMALL-CAPITALIZATION OR MID-CAPITALIZATION COMPANIES RISK —** The respective Index Fund may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective Index Fund's share price may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant Index Fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

If the Reference Asset is or includes the iShares® Dow Jones U.S. Real Estate Index Fund or otherwise includes an Index Fund that holds securities related to the real estate industry:

▸ **RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT —** The iShares® Dow Jones U.S. Real Estate Index Fund invests in companies that invest in real estate ("real estate companies"), such as real estate investment trusts, or REITs, or real estate holding companies, which exposes investors to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding.

  – *Concentration Risk* - Real estate companies may lack diversification due to ownership of a limited number of properties and concentration in a particular geographic region or property type.

  – *Interest Rate Risk* - Rising interest rates could result in higher costs of capital for real estate companies, which could negatively impact a real estate company's ability to meet its payment obligations.

  – *Leverage Risk* - Real estate companies may use leverage (and some may be highly leveraged), which increases investment risk and the risks normally associated with debt financing and could adversely affect a real estate company's operations and market value in periods of rising interest rates. Financial covenants related to a real estate company's leveraging may affect the ability of the real estate company to operate effectively. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of a real estate company to make payments of any interest and principal on its debt securities will be adversely affected.

  – *Liquidity Risk* - Investing in real estate companies may involve risks similar to those associated with investing in small-capitalization companies. Real estate company securities, like the securities of other smaller companies, may be more volatile than, and perform differently from, shares of large-capitalization companies. There may be less trading in real estate company shares, which means that buy and sell transactions in those shares could have a magnified impact on share price, resulting in abrupt or erratic price fluctuations. In addition, real estate is relatively illiquid and, therefore, a real estate company may have a limited ability to vary or liquidate properties in response to changes in economic or other conditions.

  – *Management Risk* - Real estate companies are dependent upon management skills and may have limited financial resources. real estate companies are generally not diversified and may be subject to heavy cash flow dependency, default by borrowers and self-liquidation. In addition, transactions between real estate companies and their affiliates may be subject to conflicts of interest, which may adversely affect a real estate company's shareholders. A real estate company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

  – *Property Risk* - Real estate companies may be subject to risks relating to functional obsolescence or reduced desirability of properties; extended vacancies due to economic conditions and tenant bankruptcies; catastrophic events such as earthquakes, hurricanes and terrorist acts; and casualty or condemnation losses. Real estate income and values also may be greatly affected by demographic trends, such as population shifts or changing tastes and values, or increasing vacancies or declining rents resulting from legal, cultural, technological, global or local economic developments.

  – *Regulatory Risk* - Real estate income and values may be adversely affected by such factors as applicable domestic and foreign laws (including tax laws). Government actions, such as tax increases, zoning law changes or environmental regulations, also may have a major impact on real estate.

  – *Repayment Risk* - The prices of real estate company securities may drop because of the failure of borrowers to repay their loans, poor management, and the inability to obtain financing either on favorable terms or at all. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of interest and principal on their loans will be adversely affected. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company's operations and market value in periods of rising interest rates.

  – *U.S. Tax Risk* - Certain U.S. real estate companies are subject to special U.S. federal tax requirements. A REIT that fails to comply with such tax requirements may be subject to U.S. federal income taxation, which may affect the value of the REIT and the characterization of the REIT's distributions. The U.S. federal tax requirement that a REIT distribute substantially all of its net income to its shareholders may result in a REIT having insufficient capital for future expenditures.

▸ **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® Dow Jones U.S. Real Estate Fund are issued by companies that are in the U.S. real estate industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® Dow Jones U.S. Real Estate Fund lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the U.S. real estate industry would adversely affect the performance of the iShares® Dow Jones U.S. Real Estate Fund and, consequently, the value of the Notes.

- **THERE WILL BE NO DIRECT CORRELATION BETWEEN THE VALUE OF THE NOTES OR THE LEVEL OF AN INDEX FUND AND RESIDENTIAL HOUSING PRICES** — There is no direct linkage between the iShares® Dow Jones U.S. Real Estate Fund and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the stocks or other securities included in the iShares® Dow Jones U.S. Real Estate Fund, and consequently the price of the iShares® Dow Jones U.S. Real Estate Fund, neither the price of the iShares® Dow Jones U.S. Real Estate Fund nor the Notes are directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

If the Reference Asset is or includes the Financial Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the financial industry:

- **CONCENTRATION OF INVESTMENT IN PARTICULAR SECTOR —** The equity securities held by the Financial Select Sector SPDR® Fund are issued by companies that are in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for financial products and services in general.

- **RISKS ASSOCIATED WITH THE FINANCIAL SECTOR —** The Financial Select Sector SPDR® Fund invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Recent events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

If the Reference Asset is or includes the iShares® Dow Jones Transportation Average Index Fund or otherwise includes an Index Fund that holds securities related to transportation industry:

- **RISKS ASSOCIATED WITH THE TRANSPORTATION SECTOR —** The iShares® Dow Jones Transportation Average Index Fund invests in companies in the transportation sector, which can be significantly affected by economic changes, fuel prices, labor relations, and insurance costs. Transportation companies may also be subject to significant government regulation and oversight, which may adversely affect their businesses.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT IN A CONCENTRATED INDUSTRY —** The securities held by the iShares® Dow Jones Transportation Average Index Fund are all common stocks of companies generally considered to be involved in the U.S. transportation industry. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a single industry. The iShares® Dow Jones Transportation Average Index Fund lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the transportation industry would adversely affect the performance of the iShares® Dow Jones Transportation Average Index Fund and, consequently, the value of the Notes.

If the Reference Asset is or includes the Energy Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the energy industry:

- **RISKS ASSOCIATED WITH THE ENERGY SECTOR —** The Energy Select Sector SPDR® Fund invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Energy Select Sector SPDR® Fund's performance.

- **CONCENTRATION OF INVESTMENT IN A PARTICULAR SECTOR —** The equity securities held by the Energy Select Sector SPDR® Fund are issued by companies that are in the following industries: oil, gas and consumable fuels and energy equipment and services. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general.

If the Reference Asset is or includes the Health Care Select Sector SPDR® Fund or otherwise includes an Index Fund that holds securities related to the health care industry:

‣ **RISKS ASSOCIATED WITH THE HEALTH CARE SECTOR —** The Health Care Select Sector SPDR® Fund invests in companies in the health care sector, which are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care industry are affected by rising costs of medical products, devices and services and the increased emphasis on the delivery of health care through outpatient services. Health care companies are also subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Additionally, the profitability of some health care companies may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector may be subject to regulatory approvals and the process of obtaining such approvals may be long and costly.

‣ **CONCENTRATION OF INVESTMENT IN A PARTICULAR SECTOR —** The equity securities held by the Health Care Select Sector SPDR® Fund are issued by companies that are in the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for health care products and services in general.

REFERENCE SPONSORS

The Notes have not been passed on as to their legality or suitability by any Reference Sponsor. The Notes are not issued by and are not financial or legal obligations of any Reference Sponsor. No Reference Sponsor makes any warranties or bears any liability with respect to the Notes. This underlying supplement relates only to the Notes offered by the applicable free writing prospectus or pricing supplement and does not relate to any Index Fund or Reference Sponsor.

Note that companies with securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at I-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a Reference Sponsor can be located by reference to the SEC file number provided in the applicable free writing prospectus or pricing supplement or herein. In addition, information regarding such an Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by a Reference Sponsor with the SEC. In connection with any issuance of Notes under the applicable free writing prospectus or pricing supplement, we have not participated in the preparation of the above-described documents or made any due diligence inquiry with respect to any Reference Sponsor or Index Fund. We make no representation that such publicly available documents or any other publicly available information regarding a Reference Sponsor or Index Fund is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof or prior to the date of the applicable free writing prospectus or pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the Reference Asset (and therefore the price of such Reference Asset at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning an Index Fund could affect the value received at maturity with respect to the Notes and therefore the price of the Notes.

The selection of any Index Fund is not a recommendation to buy or sell such Index Fund. We do not make any representation to any purchaser of the Notes as to the performance of any Index Fund.

Any prospective purchaser of the Notes should undertake an independent investigation of any Index Fund or Reference Sponsor as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

THE SPDR® DOW JONES INDUSTRIAL AVERAGE^{SM} ETF TRUST

The disclosure relating to the SPDR® Dow Jones Industrial Average^{SM} ETF Trust contained on pages S-8 through S-10 relates only to the offering of Notes linked to the Reference Asset containing the SPDR® Dow Jones Industrial Average^{SM} ETF Trust.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the SPDR® Dow Jones Industrial Average^{SM} ETF Trust or any of the stocks or other securities held by the SPDR® Dow Jones Industrial Average^{SM} ETF Trust. All disclosures contained in this underlying supplement regarding the SPDR® Dow Jones Industrial Average^{SM} ETF Trust, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the SPDR® Dow Jones Industrial Average^{SM} ETF Trust or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the SPDR® Dow Jones Industrial Average^{SM} ETF Trust. Defined terms used in this section apply solely to this section.

The SPDR® Dow Jones Industrial Average^{SM} ETF Trust (the "DIA")

We have derived all information contained in this document regarding the DIA, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. According to publicly available information, the DIA is an exchange-traded fund designed to generally correspond to the price and yield performance, before expenses, of the Dow Jones Industrial Average^{SM} (the "DJIA").

The DIA is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940, as amended. The DIA was created to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities consisting of substantially all of the component common stocks which comprise the Dow Jones Industrial Average. Each unit of fractional undivided interest in the DIA is referred to as a "Trust Unit" or "Unit". Individual Units trade on the NYSE Arca, Inc. ("NYSE Arca") like any other equity security. The DIA commenced operations on January 14, 1998 upon the initial issuance of 500,000 Units in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the DIA. Trust Units represent an undivided ownership interest in a portfolio of all of the common stocks of the Dow Jones Industrial Average (such common stocks, "Index Securities").

Information provided to or filed with the Commission by the DIA pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-31247 and 811-09170, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the DIA as in your judgment is appropriate to make an informed decision with respect to an investment linked to the DIA.

The Trust holds securities and cash and is not actively "managed" by traditional methods, which would typically involve effecting changes in an investment portfolio on the basis of judgments relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of Portfolio Securities and the component stocks of the DJIA ("Index Securities"), the Trustee adjusts the Portfolio from time to time to conform to periodic changes in the identity and/or relative weightings of Index Securities. The Trustee generally makes these adjustments to the Portfolio within three (3) Business Days (defined below) before or after the day on which changes in the DJIA are scheduled to take effect.

Units Should Closely Track the Value of the Stocks Included in the DJIA.

The Trust intends to provide investment results that, before expenses, generally correspond to the price and yield performance of the DJIA. Current information regarding the value of the DJIA is available from market information services. Dow Jones obtains information for inclusion in, or for use in the calculation of, the DJIA from sources Dow Jones considers reliable.

The value of Trust Units fluctuates in relation to changes in the value of the Portfolio. The market price of each individual Unit may not be identical to the net asset value ("NAV") of such Unit.

Units are Listed and Trade on NYSE Arca

Units are listed for trading on NYSE Arca and are bought and sold in the secondary market like ordinary shares of stock at any time during the trading day. Units are traded on the NYSE Arca in 100 Unit round lots, but can be traded in odd lots of as little as one Unit.

Description of the Dow Jones Industrial Average[SM]

We have derived all information relating to the Dow Jones Industrial Average[SM] (the "DJIA"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of the DJIA at any time.

On March 18, 2010, CME Group Inc. and Dow Jones announced the launch of a new joint venture company, CME Group Index Services LLC ("CME Group"). CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Group, which continues to do business as Dow Jones Indexes and includes the Dow Jones Industrial Average.

Dow Jones publishes the DJIA

The DJIA is a price-weighted index of 30 blue-chip stocks that represents nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care.

According to Dow Jones, the composition of the DJIA is determined by the Averages Committee, which is comprised of the Managing editor of *The Wall Street Journal*, the head of Dow Jones Indexes research and the head of CME Group research. There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company's stock to be included in the DJIA, the Averages Committee looks for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the index is also a consideration in the selection process. The inclusion of any particular company in the DJIA does not constitute a prediction as to the company's future results of operations or stock market performance. For the sake of continuity, changes to the composition of the DJIA are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire DJIA is reviewed by the Managing Editor of the *Wall Street Journal*, the head of Dow Jones Indexes research and the head of CME Group research. As a result, multiple component changes are often implemented simultaneously.

The DJIA does not reflect the payment of dividends on the stocks included in the DJIA.

Computation of the DJIA

The DJIA is a price-weighted index rather than market capitalization-weighted index. In essence, the DJIA consists of one share of each of the 30 stocks included in the DJIA. Thus, the weightings of the components of the DJIA are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

The DJIA is calculated by adding up the prices of the 30 constituent stocks and dividing the total by a divisor. The divisor is adjusted to ensure the continuity of the DJIA. The divisor is now designed to keep the index constant through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the DJIA. Accordingly, the divisor is no longer equal to the number of components in the DJIA.

The formula for calculating a divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C^a_t / \Sigma C_t$$

Where:

D_{t+1} is the divisor to be effective on trading session t+1

D_t is the divisor on trading session t

$C^a{}_t$ is the components' adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

C_t is the components' closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the DJIA, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the DJIA.

THE POWERSHARES QQQ TRUST^{SM}, SERIES 1

The disclosure relating to the PowerShares QQQ Trust^{SM}, Series 1 contained on pages S-11 through S-14 relates only to the offering of Notes linked to the Reference Asset containing the PowerShares QQQ Trust^{SM}, Series 1.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the PowerShares QQQ Trust^{SM}, Series 1 or any of the stocks or other securities held by the PowerShares QQQ Trust^{SM}, Series 1. All disclosures contained in this underlying supplement regarding the PowerShares QQQ Trust^{SM}, Series 1, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the PowerShares QQQ Trust^{SM}, Series 1 or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the PowerShares QQQ Trust^{SM}, Series 1. Defined terms used in this section apply solely to this section.

Description of the PowerShares QQQ Trust^{SM,} Series 1

We have derived all information contained in this document regarding the PowerShares QQQ Trust^{SM}, Series 1, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The PowerShares QQQ Trust^{SM}, Series 1 is an unit investment trust created pursuant to a trust indenture and agreement (the "Trust Agreement") dated as of March 4, 1999, as amended by Amendment No. 1 to the Trust Agreement dated as of March 21, 2007, and is governed by a standard terms and conditions of trust between The Bank of New York Mellon, (the "Trustee"), and Nasdaq Global Funds, the predecessor sponsor to Invesco PowerShares Capital Management LLC (the "Sponsor"), dated and executed as of March 1, 1999, as amended by Amendment No. 1 to the Terms and Conditions dated as of April 17, 2001, by Amendment No. 2 to the Terms of Conditions, dated as of February 4, 2004 and Amendment No. 3 to the Terms and Conditions, dated as of January 24, 2006. The PowerShares QQQ Trust^{SM}, Series 1 was created to provide investors with the opportunity to purchase units of beneficial interest in the PowerShares QQQ Trust^{SM}, Series 1 representing proportionate undivided interests in the portfolio of securities held by the PowerShares QQQ Trust^{SM}, Series 1, which consists of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index.

Information filed by the PowerShares QQQ Trust^{SM}, Series 1 with the SEC pursuant to the Securities Exchange Act of 1933, as amended, can be located by reference to the SEC file numbers 333-61001 and 811-08947, respectively on the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the PowerShares QQQ Trust^{SM}, Series 1 as in your judgment is appropriate to make an informed decision with respect to an investment linked to the PowerShares QQQ Trust^{SM}, Series 1.

The PowerShares QQQ Trust^{SM}, Series 1 issues securities called PowerShares QQQ Index Tracking Stock (the "PowerShares QQQ Shares"), which are listed for trading on the Nasdaq Global Market tier of Nasdaq under the symbol "QQQQ".

Description of the underlying shares

The PowerShares QQQ Trust^{SM}, Series 1, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as PowerShares QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value ("NAV") and (b) lists the shares individually for trading on Nasdaq at prices established throughout the trading day, like any other listed equity security trading in the secondary market on Nasdaq. The PowerShares QQQ Shares held by the PowerShares QQQ Trust^{SM}, Series 1 consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the "Portfolio"). The investment objective of the PowerShares QQQ Trust^{SM}, Series 1 is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®.

The PowerShares QQQ Trust^{SM}, Series 1, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the PowerShares QQQ Trust^{SM}, Series 1 (the "Securities") and the stocks in the Nasdaq-100 Index®, the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the Nasdaq-100 Index®.

The sponsor of the PowerShares QQQ Trust^{SM}, Series 1 makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the income net of expense amount effective through and including the previous business day per outstanding PowerShares QQQ Share. The sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the Nasdaq-100 Index® intra-day every 15 seconds on every business day in which the Nasdaq Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor elects to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of PowerShares QQQ Shares on Nasdaq. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Description of the NASDAQ-100 Index®

We have derived all information regarding the NASDAQ-100 Index®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by The Nasdaq Stock Market, Inc. ("Nasdaq"). We make no representation or warranty as to the accuracy or completeness of such information. The NASDAQ-100 Index® was developed by Nasdaq and is calculated, maintained and published by The NASDAQ OMX Group, Inc. ("NASDAQ OMX"). Neither Nasdaq nor NASDAQ OMX has any obligation to continue to publish, and may discontinue publication of, the NASDAQ-100 Index®.

The NASDAQ-100 Index® is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Global Market tier of The NASDAQ Stock Market. The NASDAQ-100 Index®, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NASDAQ-100 Index® is available from Nasdaq as well as numerous market information services. The NASDAQ-100 Index® is reported by Bloomberg L.P. under the ticker symbol "NDX."

The NASDAQ-100 Index® share weights of the component securities of the NASDAQ-100 Index® at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the NASDAQ- 100 Index® is directly proportional to the value of its NASDAQ-100 Index® share weight.

Calculation of the NASDAQ-100 Index®

At any moment in time, the value of the NASDAQ-100 Index® equals the aggregate value of the then-current NASDAQ-100 Index® share weights of each of the NASDAQ-100 Index® component securities, which are based on the total shares outstanding of each such NASDAQ-100 Index® component security, multiplied by each such security's respective last sale price on The NASDAQ Stock Market (which may be the official closing price published by The NASDAQ Stock Market), and divided by a scaling factor (the "divisor"), which becomes the basis for the reported NASDAQ-100 Index® value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for NASDAQ-100 Index® reporting purposes.

Underlying Stock Eligibility Criteria and Annual Ranking Review

Initial Eligibility Criteria

To be eligible for initial inclusion in the NASDAQ-100 Index®, a security must be listed on The NASDAQ Stock Market and meet the following criteria:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares;

- if the security is of a foreign issuer (a foreign issuer is determined based on its country of organization), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

- only one class of security per issuer is allowed;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being NASDAQ-100 Index® eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

- the issuer of the security must have "seasoned" on the NASDAQ Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

- if the security would otherwise qualify to be in the top 25% of the securities included in the NASDAQ-100 Index® by market capitalization for the six prior consecutive month-ends, then a one-year "seasoning" criterion would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NASDAQ-100 Index® the following criteria apply:

- the security's U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process described below;

- if the security is of a foreign issuer, it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States, as measured annually during the ranking review process;

- the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NASDAQ-100 Index® at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the NASDAQ-100 Index® effective after the close of trading on the third Friday of the following month; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These NASDAQ-100 Index® eligibility criteria may be revised from time to time by Nasdaq without regard to the Notes.

Annual Ranking Review

The NASDAQ-100 Index® securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the "Ranking Review"). Securities listed on The NASDAQ Stock Market which meet the applicable eligibility criteria are ranked by market value. NASDAQ-100 Index®-eligible securities which are already in the NASDAQ-100 Index® and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NASDAQ-100 Index®. A security that is ranked 101 to 125 is also retained, *provided* that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those NASDAQ-100 Index®-eligible securities not currently in the NASDAQ-100 Index® that have the largest market capitalization.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year, a NASDAQ-100 Index® security is determined by Nasdaq to become ineligible for continued inclusion in the NASDAQ-100 Index®, the security will be replaced with the largest market capitalization security not currently in the NASDAQ-100 Index® and meeting the NASDAQ-100 Index® eligibility criteria listed above.

Index Maintenance

In addition to the Ranking Review, the securities in the NASDAQ-100 Index® are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change will be made to the NASDAQ-100 Index® as soon as practical, normally within ten days of such corporate action. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the NASDAQ-100 Index® share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those NASDAQ-100 Index® securities. Ordinarily, whenever there is a change in the NASDAQ-100 Index® share weights, a change in a component security included in the NASDAQ-100 Index®, or a change to the price of a component security due to spin-off, rights issuances or special cash dividends, Nasdaq adjusts the divisor to ensure that there is no discontinuity in the level of the NASDAQ-100 Index® which might otherwise be caused by any of those changes. All changes will be announced in advance and will be reflected in the NASDAQ-100 Index® prior to market open on the effective date of such changes.

Index Rebalancing

The NASDAQ-100 Index® is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the NASDAQ-100 Index® by a few large stocks); (3) reduce NASDAQ-100 Index® performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest NASDAQ-100 Index® securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the NASDAQ-100 Index® securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NASDAQ-100 Index® (*i.e.*, as a 100-stock index, the average percentage weight in the NASDAQ-100 Index® is 1.0%).

This quarterly examination will result in a NASDAQ-100 Index® rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization component security must be less than or equal to 24.0% and (2) the "collective weight" of those component securities the individual current weights of which are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the NASDAQ-100 Index®.

If either one or both of these weight distribution requirements are not met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest component security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those component securities the individual current weights or adjusted weights in accordance with the preceding step of which are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the component security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NASDAQ-100 Index®.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the component stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the component securities are set, the NASDAQ-100 Index® share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NASDAQ-100 Index® at the close of trading on the Tuesday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the NASDAQ-100 Index® share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the NASDAQ-100 Index® divisor will be made to ensure continuity of the NASDAQ-100 Index®.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current NASDAQ-100 Index® share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the component securities. In those instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

THE ISHARES® MSCI MEXICO INVESTABLE MARKET INDEX FUND

The disclosure relating to the iShares® MSCI Mexico Investable Market Index Fund contained on pages S-15 through S-17 relates only to the offering of Notes linked to the Reference Asset containing the iShares® MSCI Mexico Investable Market Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI Mexico Investable Market Index Fund or any of the stocks or other securities held by the iShares® MSCI Mexico Investable Market Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI Mexico Investable Market Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI Mexico Investable Market Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI Mexico Investable Market Index Fund. Defined terms used in this section apply solely to this section.

Description of the iShares® MSCI Mexico Investable Market Index Fund (the "EWW")

We have derived all information contained in this document regarding the EWW, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EWW is an investment portfolio maintained and managed by iShares®, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EWW. The shares of EWW are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EWW".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the EWW, as in your judgment is appropriate to make an informed decision with respect to an investment linked to the EWW.

Investment Objective and Strategy

The EWW seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Mexico Investable Market Index. The MSCI Mexico Investable Market Index was developed by MSCI Inc. ("MSCI") to represent the performance of the Mexican market that is available to international investors.

The EWW uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Mexico Investable Market Index. The EWW will at all times invest at least 80% of its assets in the securities of the MSCI Mexico Investable Market Index and ADRs based on securities of the MSCI Mexico Investable Market Index, and may invest the remainder of its assets in securities not held by the MSCI Mexico Investable Market Index, but which BFA believes will help the EWW track the MSCI Mexico Investable Market Index. The EWW also may invest its other assets in securities not in the MSCI Mexico Investable Market Index, including futures contracts, options on futures contracts, options and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EWW pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Mexico Investable Market Index, and generally does not hold all of the equity securities held by the MSCI Mexico Investable Market Index. The EWW invests in a representative sample of securities in the MSCI Mexico Investable Market Index, which have a similar investment profile as the MSCI Mexico Investable Market Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Mexico Investable Market Index.

Correlation

The MSCI Mexico Investable Market Index is a theoretical financial calculation, while the EWW is an actual investment portfolio. The performance of the EWW and the MSCI Mexico Investable Market Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between EWW's portfolio and that of the MSCI Mexico Investable Market Index resulting from legal restrictions (such as diversification requirements) that apply to EWW but not to the Index or to the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that over time, the EWW's tracking error will not exceed 5%. The EWW, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The EWW will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Mexico Investable Market Index

We have derived all information in this document regarding the MSCI Mexico Investable Market Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Mexico Investable Market Index Sponsor"). The MSCI Mexico Investable Market Index Sponsor owns the copyright and all other rights to the MSCI Mexico Investable Market Index. The MSCI Mexico Investable Market Index has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Mexico Investable Market Index is not an indication of future performance. Future performance of the MSCI Mexico Investable Market Index may differ significantly from historical performance, either positively or negatively.

The MSCI Mexico Investable Market Index is published by MSCI and is intended to measure the performance of equity markets in Mexico. The MSCI Mexico Investable Market Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial price of 100. Component companies must meet objective criteria for inclusion in the MSCI Mexico Investable Market Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Mexico Investable Market Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Mexico Investable Market Index is published by Bloomberg under the index symbol "MXMX".

The MSCI Mexico Investable Market Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM / Reuters at 4:00 p.m., London time. MSCI uses WM / Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most Relevant Exchange rate.

THE ISHARES® MSCI BRAZIL INDEX FUND

The disclosure relating to iShares® MSCI Brazil Index Fund contained on pages S-18 through S-20 relates only to the offering of Notes linked to the Reference Asset containing the iShares® MSCI Brazil Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI Brazil Index Fund or any of the stocks or other securities held by the iShares® MSCI Brazil Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI Brazil Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI Brazil Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI Brazil Index Fund. Defined terms used in this section apply solely to this section.

Description of the iShares® MSCI Brazil Index Fund (the "EWZ")

We have derived all information contained in this document regarding the EWZ, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EWZ is an investment portfolio maintained and managed by iShares® Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EWZ. The shares of the EWZ are listed and trade at market prices on the New York Stock Exchange under the exchange trading symbol "EWZ".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the EWZ as in your judgment is appropriate to make an informed decision with respect to an investment linked to the EWZ.

The MSCI Brazil Index, which is the Underlying Index of EWZ, is calculated by or on behalf of MSCI Inc. ("MSCI"). MSCI does not issue, sponsor, endorse, sell or promote the EWZ. MSCI makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. MSCI has no obligation or liability in connection with the operation, marketing or sale of the securities.

Investment Objective and Strategy

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index. The MSCI Brazil Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Brazil Index. The EWZ will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index and ADRs based on securities of the MSCI Brazil Index, and may invest the remainder of its assets in securities not held by the MSCI Brazil Index, but which BFA believes will help the EWZ track its Underlying Index. The EWZ also may invest its other assets in securities not in the MSCI Brazil Index, including futures contracts, options on futures contracts, options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Correlation

The MSCI Brazil Index is a theoretical financial calculation, while the EWZ is an actual investment portfolio. The performance of the EWZ and the MSCI Brazil Index will vary somewhat due to transaction costs, foreign currency valuation, asset valuation, corporate actions (such as mergers and spin-offs), timing variances and differences between the EWZ's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the EWZ but not to the MSCI Brazil Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that over time, the EWZ's tracking error will not exceed 5%. The EWZ, which uses a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Representative Sampling

The EWZ pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Brazil Index, and generally does not hold all of the equity securities included in the MSCI Brazil Index. The EWZ invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The EWZ will generally invest at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts ("DRs") based on securities of the MSCI Brazil Index, and at least 80% of its assets in the securities of the MSCI Brazil Index or in securities included in the Brazilian market, but not in the MSCI Brazil Index. The EWZ may invest its other assets in futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA or its affiliates.

Industry Concentration Policy

The EWZ will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the MSCI Brazil Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Brazil Index

All information in this document regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Brazil Index sponsor"). The MSCI Brazil Index sponsor owns the copyright and all other rights to the MSCI Brazil Index. The MSCI Brazil Index has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Brazil Index is not an indication of future performance. Future performance of the MSCI Brazil Index may differ significantly from historical performance, either positively or negatively.

The MSCI Brazil Index is published by MSCI and is intended to measure the performance of equity markets in Brazil. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Brazil Index is published by Bloomberg under the index symbol "MXBR".

The MSCI Brazil Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Standard Indices

MSCI undertakes an index construction process which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM / Reuters at 4:00 p.m., London time. MSCI uses WM / Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE ISHARES[®] MSCI EMERGING MARKETS INDEX FUND

The disclosure relating to the iShares MSCI Emerging Markets Index Fund contained on pages S-21 through S-23 relates only to the offering of Notes linked to the Reference Asset containing the iShares MSCI Emerging Markets Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares[®] MSCI Emerging Markets Index Fund or any of the stocks or other securities held by the iShares[®] MSCI Emerging Markets Index Fund. All disclosures contained in this underlying supplement regarding the iShares[®] MSCI Emerging Markets Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares[®] MSCI Emerging Markets Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares[®] MSCI Emerging Markets Index Fund. Defined terms used in this section apply solely to this section.

Description of the iShares[®] MSCI Emerging Markets Index Fund (the "EEM")

We have derived all information contained in this document regarding the EEM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EEM is an investment portfolio maintained and managed by iShares[®], Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EEM. The shares of EEM are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EEM".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the EEM as in your judgment is appropriate to make an informed decision with respect to an investment linked to the EEM.

Investment Objective and Strategy

The EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by MSCI Inc. ("MSCI") to represent the performance of equity securities in selected emerging markets countries.

The EEM uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Emerging Markets Index. BFA will generally invest at least 90% of its assets in the securities of the MSCI Emerging Markets Index and depository receipts based on securities of the MSCI Emerging Markets Index, and may invest the remainder of its assets in securities not held by the MSCI Emerging Markets Index, but which BFA believes will help the EEM track its Underlying Index. The EEM also may invest its other assets in securities not in the MSCI Emerging Markets Index, including futures contracts, options on futures contracts, options on futures contracts and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EEM pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Emerging Markets Index, and generally does not hold all of the equity securities held by the MSCI Emerging Markets Index. The EEM invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

An index is a theoretical financial calculation while the EEM is an actual investment portfolio. The performance of the EEM and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EEM's portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements) that apply to the EEM but not to the MSCI Emerging Markets Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that over time, the EEM's tracking error will not exceed 5%. The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The EEM will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Emerging Markets Index

All information in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI Emerging Markets Index sponsor"). The MSCI Emerging Markets Index sponsor owns the copyright and all other rights to the MSCI Emerging Markets Index. The MSCI Emerging Markets Index sponsor has no obligation to continue to publish, and may discontinue publication of, the MSCI Emerging Markets Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI Emerging Markets Index is not an indication of future performance. Future performance of the MSCI Emerging Markets Index may differ significantly from historical performance, either positively or negatively.

The MSCI Emerging Markets Index is published by MSCI and is intended to be a free float-adjusted average of the U.S. dollar values of all the equity securities (the "Component Securities") constituting the MSCI indices for the selected countries. The MSCI Emerging Markets Index has a base date of December 31, 1987. As of the date of this Underlying Supplement, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM / Reuters at 4:00 p.m., London time. MSCI uses WM / Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

The MSCI Emerging Markets Index Calculation

The performance of the MSCI Emerging Markets Index on any given day represents the weighted performance of all of the Index Components included in all of the MSCI Emerging Markets Constituent Country Indices. Each Index Component in the MSCI Emerging Markets Index is included at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the Index Components included in all of the MSCI Emerging Markets Constituent Country Indices.

The performance of the MSCI Emerging Markets Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI Emerging Markets Index has a base date of December 31, 1987. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The MSCI Emerging Markets Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

THE ISHARES® MSCI EAFE INDEX FUND

The disclosure relating to the iShares® MSCI EAFE Index Fund contained on pages S-24 through S-25 relates only to the offering of Notes linked to the Reference Asset containing iShares® MSCI EAFE Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® MSCI EAFE Index Fund or any of the stocks or other securities held by the iShares® MSCI EAFE Index Fund. All disclosures contained in this underlying supplement regarding the iShares® MSCI EAFE Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® MSCI EAFE Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® MSCI EAFE Index Fund. Defined terms used in this section apply solely to this section.

Description of the iShares® MSCI EAFE Index Fund (the "EFA")

We have derived all information contained in this document regarding the EFA, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EFA is an investment portfolio maintained and managed by iShares®, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including EFA. The shares of EFA are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol "EFA".

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the EFA as in your judgment is appropriate to make an informed decision with respect to an investment linked to the EFA.

Representative Sampling

The EFA pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities held by the MSCI EAFE® Index. The EFA invests in a representative sample of securities in the MSCI EAFE® Index, which have a similar investment profile as the MSCI EAFE® Index. BFA will generally invest at least 90% of its assets in the securities of the MSCI EAFE® Index and depository receipts based on securities of the MSCI EAFE® Index, and may invest the remainder of its assets in securities not held by the MSCI EAFE® Index, but which BFA believe will help the EFA track its Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the MSCI EAFE® Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the MSCI EAFE® Index) or representative sampling.

Industry Concentration Policy

The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE® Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI EAFE Index

All information in this document regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the "MSCI EAFE® Index sponsor"). The MSCI EAFE® Index sponsor owns the copyright and all other rights to the MSCI EAFE® Index. The MSCI EAFE® Index sponsor has no obligation to continue to publish, and may discontinue publication of, the MSCI EAFE® Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI EAFE® Index is not an indication of future performance. Future performance of the MSCI EAFE® Index may differ significantly from historical performance, either positively or negatively.

The MSCI EAFE® Index is published by MSCI and is intended a free float-adjusted average of the U.S. dollar values of all the equity securities (the "Component securities") constituting the MSCI indices for the selected countries. The MSCI EAFE® Index has a base date of December 31, 1969 and a base value of 100.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM / Reuters at 4:00 p.m., London time. MSCI uses WM / Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

THE SPDR S&P 500 ETF TRUST

The disclosure relating to the SPDR S&P 500 ETF Trust contained on pages S-26 through S-29 relates only to the offering of Notes linked to the Reference Asset containing the SPDR S&P 500 ETF Trust.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the SPDR S&P 500 ETF Trust or any of the stocks or other securities held by the SPDR S&P 500 ETF Trust. All disclosures contained in this underlying supplement regarding the SPDR S&P 500 ETF Trust, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the SPDR S&P 500 ETF Trust or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the SPDR S&P 500 ETF Trust. Defined terms used in this section apply solely to this section.

Description of the SPDR S&P 500 ETF Trust

We have derived all information contained in this underlying supplement regarding the SPDR S&P 500 ETF Trust ("SPY"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, State Street Bank and Trust Company, as trustee of the SPY ("SSBTC"), and PDR Services LLC (wholly owned by NYSE Euronext), as sponsor of the SPY. The SPY is a unit investment trust that issues securities called "Trust Units" or "Units." The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY". HSBC makes no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The SPY is an investment company registered under the Investment Company Act of 1940, as amended. Trust Units represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the Underlying Index for SPY. Information provided to or filed with the SEC by the SPY pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the SPY as in your judgment is appropriate to make an informed decision with respect to an investment linked to the SPY.

Investment Objective and Strategy

The SPY's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the SPY and the component stocks of the S&P 500® Index, SSBTC adjusts the holdings of the SPY from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the SPY at least monthly or more frequently in the case of significant changes to the S&P 500® Index. Any change in the identity or weighting of a component stock will result in a corresponding adjustment to the prescribed holdings of the SPY effective on any day that the New York Stock Exchange is open for business following the day on which the change to the S&P 500® Index takes effect after the close of the market. The value of Trust Units fluctuates in relation to changes in the value of the holdings of the SPY. The market price of each individual Trust Unit may not be identical to the net asset value of such Trust Unit.

Although the SPY may at any time fail to own certain of the component stocks, the SPY will be substantially invested in the component stocks. It is possible that, for a short period of time, the SPY may not fully replicate the performance of the S&P 500® Index due to temporary unavailability of certain component securities in the secondary market or due to other extraordinary circumstances. In addition, the SPY is not able to replicate exactly the performance of the S&P 500® Index because the total return generated by the SPY's portfolio of stocks and cash is reduced by the expenses of the SPY and transaction costs incurred in adjusting the actual balance of the SPY's portfolio.

Description of the S&P 500® Index

We have derived all information relating to the S&P 500® Index (the "SPX), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. S&P may from time to time in its sole discretion, add companies to or delete companies from, the S&P 500® Index to achieve these objectives.

The S&P 500® Index does not reflect the payment of dividends on the stocks included in the Index and therefore the payment on the Notes will not produce the same return you would receive if you were able to purchase such underlying stocks.

Computation of the SPX

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the S&P 500® Index to float adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (i.e., its Market Value). Currently, S&P calculates the S&P 500® Index based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the S&P 500® Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the U.S. or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an Index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is also calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all the component stocks relative to the Index base period of 1941-43. The daily calculation of the S&P 500® Index is computed by dividing the Market Value of the S&P 500® Index component stocks by a Divisor, which is adjusted from time to time as discussed below.

Ongoing maintenance of the S&P 500® Index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the S&P 500® Index is maintained by adjusting the Divisor for all changes in the S&P 500® Index constituents' share capital after the base period of 1941-43 with the level of the S&P 500® Index as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the S&P 500® Index, no company removed from the Index.	No
Spin-off	Spun-off company added to the S&P 500® Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in the S&P 500® Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the Index component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

Another large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the S&P 500® Index. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

.

THE MARKET VECTORS GOLD MINERS ETF

The disclosure relating to the Market Vectors Gold Miners ETF contained on pages S-30 through S-32 relates only to the offering of Notes linked to the Reference Asset containing Market Vectors Gold Miners ETF.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Market Vectors Gold Miners ETF or any of the stocks or other securities held by the Market Vectors Gold Miners ETF. All disclosures contained in this underlying supplement regarding the Market Vectors Gold Miners ETF, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Market Vectors Gold Miners ETF or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Market Vectors Gold Miners ETF. Defined terms used in this section apply solely to this section.

Description of the Market Vectors Gold Miners ETF

We have derived all information regarding the Market Vectors Gold Miners ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors™ ETF Trust (the "Market Vectors Trust"), Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). The Market Vectors Gold Miners ETF is an investment portfolio maintained and managed by the Market Vectors Trust. Van Eck is the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF is an exchange-traded fund that trades on the NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "GDX." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by the Market Vectors Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the Market Vectors Trust as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Market Vectors Trust.

Investment Objective and Strategy

The Market Vectors Gold Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and ADRs of publicly traded companies involved primarily in mining for gold.

The Market Vectors Gold Miners ETF normally invests at least 80% of its total assets in common stocks and ADRs of companies involved in the gold mining industry. The Market Vectors Gold Miners ETF's 80% investment policy is non-fundamental and requires 60 days' prior written notice to shareholders before it can be changed. The Market Vectors Gold Miners ETF, using a "passive" or indexing investment approach, attempts to approximate the investment performance of the NYSE Arca Gold Miners Index by investing in a portfolio of securities that generally replicates the NYSE Arca Gold Miners Index. Van Eck expects that, over time, the correlation between the Market Vectors Gold Miners ETF's performance and that of the NYSE Arca Gold Miners Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation. The Market Vectors Gold Miners ETF normally invests at least 80% of its total assets in securities that comprise the NYSE Arca Gold Miners Index.

The Market Vectors Gold Miners ETF will concentrate its investments in a particular industry or group of industries to the extent that the NYSE Arca Gold Miners Index concentrates in an industry or group of industries.

Correlation

The NYSE Arca Gold Miners Index is a theoretical financial calculation, while the Market Vectors Gold Miners ETF is an actual investment portfolio. The performance of the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Market Vectors Gold Miners ETF, using a "passive" or indexing investment approach, can be expected to have a greater tracking error than a fund using replication strategy.

Description of the NYSE Arca Gold Miners Index

We have derived all information contained in this term sheet regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the NYSE Arca. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is reported by Bloomberg under the ticker symbol "GDM." The Index benchmark was 500.00 at the close of trading on 12/20/2002.

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

Index Calculation

The NYSE Arca Gold Miners Index is calculated on a price return basis using a modified market capitalization weighting methodology divided by a divisor. The divisor was determined on the initial capitalization base of the index at the base level and may be adjusted as a result of corporate actions and composition changes. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

   i. the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

  ii. the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Market Vectors Gold Miners ETF. Large stocks are defined as having a Underlying Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and

 iii. the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Underlying Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the NYSE Arca Gold Miners Index are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the NYSE Arca Gold Miners Index; the index divisor may be adjusted to ensure that there are no changes to the index price as a result of non-market forces.

THE ISHARES® DOW JONES U.S. REAL ESTATE INDEX FUND

The disclosure relating to iShares® Dow Jones U.S. Real Estate Index Fund contained on pages S-33 through S-35 relates only to the offering of Notes linked to the Reference Asset containing the iShares® Dow Jones U.S. Real Estate Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® Dow Jones U.S. Real Estate Index Fund or any of the stocks or other securities held by the iShares® Dow Jones U.S. Real Estate Index Fund. All disclosures contained in this underlying supplement regarding the iShares® Dow Jones U.S. Real Estate Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® Dow Jones U.S. Real Estate Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® Dow Jones U.S. Real Estate Index Fund. Defined terms used in this section apply solely to this section.

Description of the iShares® Dow Jones U.S. Real Estate Index Fund (the "IYR")

We have derived all information regarding the IYR, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust ("iShares® Trust") or its investment advisor. The iShares® Dow Jones U.S. Real Estate Index Fund is an investment portfolio maintained and managed by iShares® Trust. BlackRock Fund Advisors ("BFA") is currently the investment adviser to the IYR.

The IYR is an exchange-traded fund that trades on the NYSE Arca Inc. under the ticker symbol "IYR." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Dow Jones U.S. Real Estate Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the iShares® Dow Jones U.S. Real Estate Index Fund as in your judgment is appropriate to make an informed decision with respect to an investment linked to the iShares® Dow Jones U.S. Real Estate Index Fund.

Investment Objective and Strategy

The IYR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index[SM]. Thus, the IYR will be concentrated in the U.S. real estate industry. The Dow Jones U.S. Real Estate Index[SM] is calculated, maintained and published by Dow Jones Indexes, a joint venture between CME Group, Inc. and Dow Jones Company.

Representative Sampling

The IYR pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones U.S. Real Estate Index[SM], and generally does not hold all of the equity securities included in the Dow Jones U.S. Real Estate Index[SM]. The IYR invests in a representative sample of securities in the Dow Jones U.S. Real Estate Index[SM], which have a similar investment profile as the Dow Jones U.S. Real Estate Index[SM]. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones U.S. Real Estate Index[SM].

The IYR generally invests at least 90% of its assets in securities in the Dow Jones U.S. Real Estate Index[SM] and in depository receipts representing securities of the Dow Jones U.S. Real Estate Index[SM]. The IYR may invest the remainder of its assets in securities not included in the Dow Jones U.S. Real Estate Index[SM], but which BFA believes will held the IYR track the Dow Jones U.S. Real Estate Index[SM], and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Correlation

The Dow Jones U.S. Real Estate Index[SM] is a theoretical financial calculation, while the IYR is an actual investment portfolio. The performance of the IYR and the Dow Jones U.S. Real Estate Index[SM] will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IYR, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Dow Jones U.S. Real Estate Index[SM].

Industry Concentration Policy

The iShares® Dow Jones U.S. Real Estate Index Fund will concentrate its investments to approximately the same extent that the Dow Jones U.S. Real Estate Index[SM] concentrates in the stocks of the real estate industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the Dow Jones U.S. Real Estate Index^{SM}

The Dow Jones U.S. Real Estate Index^{SM} is a float-adjusted capitalization-weighted, real-time index that provides a broad measure of the U.S. real estate securities market. The index consists of Real Estate Investment Trusts (REITs), and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. Because the components are traded in the stock market, the Dow Jones U.S. Real Estate Index^{SM} is simple and transparent, and the data are readily accessible. REIT prices are excellent proxies for market valuations of U.S. commercial property (i.e. hotels, office buildings, industrial sites, shopping centers, and apartment complexes). REIT price dynamics closely mirror changing trends in leasing rates for commercial property, as well as movements in commercial real estate valuations arising from vacancies, development costs, and property transaction values. In addition, the index measures in part the level of pure speculation in the real estate (REIT) market by gauging liquid exposure to real estate securities that do not require ownership of actual properties

Methodology Overview

The Dow Jones U.S. Real Estate Index^{SM} is a subset of the Dow Jones U.S. Index^{SM}, which covers 95% of U.S. securities based on float-adjusted market capitalization. Excluded from the Dow Jones U.S. Index^{SM} are the smallest and least liquid of U.S. stocks. The index composition is reviewed quarterly, in March, June, September and December. The index is also reviewed on an ongoing basis to account for corporate actions such as mergers, delistings and bankruptcies. Securities are weighted within the index based on their float-adjusted market capitalizations.

Calculation of the Dow Jones U.S. Real Estate Index^{SM} began on February 14, 2000. Real index history is available daily from this date forward. Back-tested historical data have been calculated daily back to December 31, 1991, the date at which the index base value is set at 100.

Membership

Stocks are selected for the Dow Jones U.S. Real Estate Index^{SM} if they are contained in the index universe and if, based on their revenues, they have been classified into the Real Estate Sector as defined by the proprietary classification system used by Dow Jones Indexes**.**

License Agreement

The Fund is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Underlying Index to track general stock market performance. Dow Jones' only relationship to the Trust, BTC and BFA is the licensing of certain trademarks and trade names of Dow Jones and of the Underlying Index which is determined, composed and calculated by Dow Jones without regard to the Trust, BTC, BFA or the Fund. Dow Jones has no obligation to take the needs of BTC, BFA or the owners of shares of the Fund into consideration in determining, composing or calculating the Underlying Index. Dow Jones is not responsible for and has not participated in the determination of the prices and amount of shares of the Fund, or the timing of the issuance or sale of such shares or in the determination or calculation of the equation by which shares of the Fund are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Fund. Dow Jones does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and Dow Jones shall have no liability for any errors, omissions, or interruptions therein.

Dow Jones makes no warranty, express or implied, as to results to be obtained by BTC, BFA, owners of shares of the Fund or any other person or entity from the use of the Underlying Index or any data included therein. Dow Jones makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall Dow Jones have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) resulting from the use of the Underlying Index or any data included therein, even if notified of the possibility of such damages. There are no third party beneficiaries of any agreements or arrangements between Dow Jones and BTC.

Shares of the Fund are not sponsored, endorsed or promoted by NYSE Arca. NYSE Arca makes no representation or warranty, express or implied, to the owners of the shares of the Fund or any member of the public regarding the ability of the Fund to track the total return performance of the Underlying Index or the ability of the Underlying Index to track stock market performance. NYSE Arca is not responsible for, nor has it participated in, the determination of the compilation or the calculation of the Underlying Index, nor in the determination of the timing of, prices of, or quantities of shares of the Fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. NYSE Arca has no obligation or liability to owners of the shares of the Fund in connection with the administration, marketing or trading of the shares of the Fund.

NYSE Arca does not guarantee the accuracy and/or the completeness of the Underlying Index or any data included therein. NYSE Arca makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the Fund as licensee, licensee's customers and counterparties, owners of the shares of the Fund, or any other person or entity from the use of the subject index or any data included therein in connection with the rights licensed as described herein or for any other use. NYSE Arca makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall NYSE Arca have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

BFA does not guarantee the accuracy or the completeness of the Underlying Index or any data included therein and BFA shall have no liability for any errors, omissions or interruptions therein.

BFA makes no warranty, express or implied, to the owners of shares of the Fund or to any other person or entity, as to results to be obtained by the Fund from the use of the Underlying Index or any data included therein. BFA makes no express or implied warranties and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Underlying Index or any data included therein. Without limiting any of the foregoing, in no event shall BFA have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

THE ISHARES[®] FTSE CHINA 25 INDEX FUND

The disclosure relating to the iShares[®] FTSE China 25 Index Fund contained on pages S-36 through S-38 relates only to the offering of securities linked to the iShares[®] FTSE China 25 Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares[®] FTSE China 25 Index Fund or any of the stocks or other securities held by the iShares[®] FTSE China 25 Index Fund. All disclosures contained in this underlying supplement regarding the iShares[®] FTSE China 25 Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares[®] FTSE China 25 Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares[®] FTSE China 25 Index Fund. Defined terms used in this section apply solely to this section.

The iShares[®] FTSE China 25 Index Fund (the "FXI")

We have derived all information contained in this product supplement regarding the FXI, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Such information reflects the policies of, and is subject to change by, iShares[®] Inc., iShares Trust ("iShares Trust"), BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The FXI is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the FXI. FTSE International Limited has no obligation to continue to publish, and may discontinue publication of, the FXI.

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the FXI. Information provided to or filed with the SEC by iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the FXI as in your judgment is appropriate to make an informed decision with respect to an investment linked to the FXI.

Investment Objective and Strategy

The FXI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of 25 of the largest and most liquid Chinese companies that publicly trade on the Hong Kong Stock Exchange and are available to international investors, as measured by the FTSE China 25 Index.

Representative Sampling

The FXI pursues a "representative sampling" strategy in attempting to track the performance of the FTSE China 25 Index, and generally does not hold all of the equity securities included in the FTSE China 25 Index. The FXI invests in a representative sample of securities in the FTSE China 25 Index, which have a similar investment profile as the FTSE China 25 Index. The FXI generally invests at least 90% of its assets in securities of the FTSE China 25 Index and in depository receipts representing securities of the FTSE China 25 Index. FXI may invest the remainder of its assets in securities not included in the FTSE China 25 Index, but which BFA believes will help the FXI track the FTSE China 25 Index and in other investments including futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the FTSE China 25 Index.

Correlation

The FTSE China 25 Index is a theoretical financial calculation, while the FXI is an actual investment portfolio. The performance of the FXI and the FTSE China 25 Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between FXI and FTSE China 25 Index resulting from legal restrictions (such as diversification requirements) that apply to the FXI but not to the FTSE China 25 Index or to the use of representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its Underlying Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The FXI, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the FTSE China 25 Index.

Industry Concentration Policy

The FXI will concentrate its investments to approximately the same extent that the FTSE China 25 Index concentrates in a particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

The FTSE China 25 Index

The FTSE China 25 Index is a stock index calculated, published and disseminated by FTSE and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE China 25 Index is quoted in Hong Kong dollars ("HKD") and currently is based on the 25 largest and most liquid Chinese stocks (called "H" shares and "Red Chip" shares), listed and trading on the Stock Exchange of Hong Kong Ltd. ("HKSE"). "H" shares are securities of companies incorporated in the People's Republic of China and are listed for trading on the HKSE. "Red Chip" shares are companies that are incorporated outside the People's Republic of China and trade of the HKSE. A red chip company is a company that is substantially owned, directly or indirectly, by Mainland china entities and have the majority of their sales revenue or operating assets derived from Mainland China. Both "H" shares and "Red Chip" shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People's Republic of China. The FTSE China 25 Index is reported by Bloomberg L.P. under the ticker symbol "XIN0I".

Computation of the FTSE China 25 Index

The FTSE China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

$$\frac{\sum (p^n e^n) s^n f^n c^n}{d}$$

where p is the latest trade price of the component security, e is the exchange rate required to convert the security's home currency into the index's base currency, s is the number of shares of the security in issue, f is the factor to be applied to allow for amendments to its weighting, c is the capping factor published by the FTSE, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE Index Limited excludes from free floating shares trade investments in a FTSE China 25 Index constituent company by another FTSE China 25 Index constituent company, significant long-term holdings by founders when greater than 10%, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%	Ineligible for inclusion in the FTSE China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE China 25 Index constituent stock's free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above. The FTSE China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in March, June, September and December. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE China 25 Index will be reviewed annually for liquidity. Securities of a non-constituent which do not turn over at least 0.05% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE China 25 Index. An existing constituent failing to trade at least 0.04% of its shares in issue, after the application of any free float restrictions, per month for more at least eight of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in March, June, September and December. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues that do not have a twelve month trading record must have a minimum three month trading record when reviewed and turnover of a minimum of 0.05% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE China 25 Index, like other indices of FXI, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE China 25 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the Stock Exchange of Hong Kong Ltd. ("HKSE") is fully electronic through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the FTSE China 25 Index on the HKSE, the closing level of the FTSE China 25 Index on any such trading day generally will be calculated, published and disseminated by the NYSE Euronext in the United States shortly before the opening of trading on the NYSE Euronext in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer's securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company's shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a "cash" company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the FTSE China 25 Index may be limited by suspension of trading of individual stocks which comprise the FTSE China 25 Index which may, in turn, adversely affect the value of the securities.

THE ISHARES® S&P LATIN AMERICA 40 INDEX FUND

The disclosure relating to the iShares® S&P Latin America 40 Index Fund contained on pages S-39 through S-41 relates only to the offering of Notes linked to the Reference Asset containing the iShares® S&P Latin America 40 Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares® S&P Latin America 40 Index Fund or any of the stocks or other securities held by the iShares® S&P Latin America 40 Index Fund. All disclosures contained in this underlying supplement regarding the iShares® S&P Latin America 40 Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares® S&P Latin America 40 Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares® S&P Latin America 40 Index Fund. Defined terms used in this section apply solely to this section.

The iShares® S&P Latin America 40 Index Fund (the "ILF")

We have derived all information relating to ILF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares"), iShares Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The ILF is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the ILF. The ILF is an ETF that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "ILF".

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the ILF. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the ILF as in your judgment is appropriate to make an informed decision with respect to an investment linked to the ILF.

Investment Objective and Strategy

The ILF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Latin America 40 Index^{TM}. The S&P Latin America 40 Index^{TM} is comprised of selected equities trading on the exchanges of five Latin American countries. The S&P Latin America 40 Index^{TM} includes highly liquid securities from major economic sectors of the Mexican and South American equity markets. Companies from Mexico, Brazil, Peru, Colombia and Chile are represented in the S&P Latin America 40 Index^{TM}. The ILF uses a representative sampling strategy in seeking to track the S&P Latin America 40 Index^{TM}.

Representative Sampling

The ILF pursues a "representative sampling" strategy in attempting to track the performance of the S&P Latin America 40 Index^{TM}, and generally does not hold all of the equity securities included in the S&P Latin America 40 Index^{TM}. The ILF invests in a representative sample of securities in the S&P Latin America 40 Index^{TM}, which have a similar investment profile as the S&P Latin America 40 Index^{TM}. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the S&P Latin America 40 Index^{TM}. The ILF generally invests at least 90% of its assets in securities of the S&P Latin America 40 Index^{TM} and in depository receipts representing securities of S&P Latin America 40 Index^{TM}. The ILF may invest the remainder of its assets in securities not included in the S&P Latin America 40 Index^{TM} but which BFA believes will help the ILF track the S&P Latin America 40 Index^{TM} and in futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Correlation

The S&P Latin America 40 Index^{TM} is a theoretical financial calculation, while the ILF is an actual investment portfolio. The performance of the ILF and the S&P Latin America 40 Index^{TM} will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), timing variances and differences between the ILF's portfolio and S&P Latin America 40 Index^{TM} resulting from legal restrictions (such as diversification requirements) that apply to the ILF but not to the S&P Latin America 40 Index^{TM} or to the use of representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its Underlying Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The ILF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the S&P Latin America 40 Index^{TM}.

S&P Latin America 40® Index

We have derived all information contained in this underlying supplement regarding the S&P Latin America 40® Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). The S&P Latin America 40® Index was developed by, and is calculated, maintained and published by S&P.

The S&P Latin America 40® Index (the "S&P Lac 40") is intended to be a measure of the Latin American economy. Its 40 constituents capture approximately 70% of the total market capitalization of five major Latin American markets: Mexico, Brazil, Peru, Colombia and Chile. Prices for the S&P Lac 40 are collected in local currencies and index values are released in U.S. dollars. The S&P Lac 40 was developed by S&P and is calculated, maintained and published by S&P. The S&P Lac 40 is maintained by the S&P Index Committee.

The S&P Lac 40 includes the stocks that are among the largest in terms of market capitalization from companies located in Mexico, Brazil, Peru, Colombia and Chile (the "Component Stocks"). A stock's domicile is determined based on criteria that include headquarters of the company, registration, listing of the stock, place of operations, and residence of the senior officers. A stock's weight in the S&P Lac 40 is determined by the float-adjusted market capital of the stock. An investable weight factor ("IWF") is applied to each constituent's share count used for index calculation. The IWF reduces shares outstanding for government-owned shares, strategically held shares, and shares restricted from foreign ownership.

All common and preferred shares (of an equity and not a fixed income nature) are eligible for inclusion in the S&P Lac 40. Convertible stock, bonds, warrants, rights and preferred stock that provide a guaranteed fixed return are not eligible.

To identify stocks for possible addition, the following factors are considered:

- Value and volume traded: Liquidity measures of possible additions are considered to ensure that the S&P Lac 40 remains investable.
- Sector representation: The S&P Lac 40's sector composition is compared to that of the entire equity universe. Companies may be added to bring the S&P Lac 40 in line with the equity universe.
- Country representation: Companies may be added so the S&P Lac 40 country weights reflect to those of the equity universe.

Large global offerings and other extraordinary circumstances may require a company to be immediately added to the S&P Lac 40. Companies may be removed from the S&P Lac 40 because of bankruptcy or major restructuring such as mergers and acquisitions. A company may also be removed if it is no longer representative of the market or its industry.

The daily calculation of the S&P Lac 40 is computed by dividing the total Market Value of the Component Stocks by a number called the "Index Divisor." The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock available after float adjustment. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P Lac 40, it is the only link to the original base value of the S&P Lac 40. The Index Divisor keeps the S&P Lac 40 comparable over time and is the manipulation point for all adjustments to the S&P Lac 40 ("Index Maintenance"). Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

The S&P Lac 40 is rebalanced quarterly to reflect changes in shares outstanding due to share issuances, buybacks, and other corporate actions. Share and IWF changes greater than 5% are made at the effective date, or as soon as reliable information is available.

Changes in the S&P Lac 40 value reflect changes in the total market capitalization of the S&P Lac 40 that are caused by price movements in the market. They do not reflect changes in the market capitalization of the index, or of the individual stocks, that are caused by corporate actions such as dividend payments, stock splits, distributions to shareholders, mergers or acquisitions.

To prevent the value of the S&P Lac 40 from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P Lac 40 require an Index Divisor adjustment. By adjusting the S&P Lac 40 Divisor for the change in total Market Value, the value of the S&P Lac 40 remains constant. This helps maintain the value of the S&P Lac 40 as an accurate barometer of stock market performance and ensures that the movement of the S&P Lac 40 does not reflect the corporate actions of individual companies in the S&P Lac 40. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P Lac 40. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P Lac 40 and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus $\dfrac{\text{Price of Rights}}{\text{Right Ratio}}$	Yes
Spin-Off	Price of parent company minus $\dfrac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}}$	Yes

Stock splits and stock dividends do not affect the Index Divisor of the Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P Lac 40 companies. Four times a year, on the third Friday of March, June, September and December, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P Lac 40. In addition, any changes over 5% in the current common shares outstanding for the S&P Lac 40 companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

THE FINANCIAL SELECT SECTOR SPDR[®] FUND

The disclosure relating to the Financial Select Sector SPDR[®] Fund contained on pages S-42 through S-44 relates only to the offering of Notes linked to the Reference Asset containing the Financial Select Sector SPDR[®] Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Financial Select Sector SPDR[®] Fund or any of the stocks or other securities held by the Financial Select Sector SPDR[®] Fund. All disclosures contained in this underlying supplement regarding the Financial Select Sector SPDR[®] Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Financial Select Sector SPDR[®] Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Financial Select Sector SPDR[®] Fund. Defined terms used in this section apply solely to this section.

The Financial Select Sector SPDR[®] Fund

We have derived all information regarding the Financial Select Sector SPDR[®] Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR[®] Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Financial Select Sector SPDR[®] Fund is an investment portfolio managed by SSFM, the investment adviser to the Financial Select Sector SPDR[®] Fund. The Financial Select Sector SPDR[®] Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLF."

The Select Sector SPDR[®] Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR[®] Fund"), including the Financial Select Sector SPDR[®] Fund. Each Select Sector SPDR[®] Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500[®] Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR[®] Funds are based together comprise all of the companies in the S&P 500[®] Index. The investment objective of each Select Sector SPDR[®] Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by the financial select sector index.

Information provided to or filed with the SEC by the Select Sector SPDR[®] Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the Financial Select Sector SPDR[®] Fund as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Financial Select Sector SPDR[®] Fund.

Investment Objective

The Financial Select Sector SPDR[®] Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: diversified financial services; insurance; commercial banks; capital markets; real estate investment trusts ("REITs"); consumer finance; thrifts & mortgage finance; and real estate management & development.

Investment Strategy — Replication

The Financial Select Sector SPDR[®] Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of Financial Select Sector Index. The Financial Select Sector SPDR[®] Fund will generally invest in all of the equity securities included in the Financial Select Sector Index in approximately the same proportions as the Financial Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included in the Financial Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Financial Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Financial Select Sector Index. The Financial Select Sector SPDR[®] Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Financial Select Sector SPDR[®] Fund may invest its remaining assets in money market instruments (including repurchase contracts). Options and futures contracts (and convertible securities and structured notes) may be used by the Financial Select Sector SPDR[®] Fund in seeking performance that corresponds to the Financial Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the S&P 500[®] Index to be reflected in the portfolio composition of the Financial Select Sector SPDR[®] Fund. The Board of Trustees of the Select Sector SPDR[®] Trust may change the Financial Select Sector SPDR[®] Fund's investment strategy and other policies without shareholder approval.

Correlation

The Financial Select Sector Index is a theoretical financial calculation, while the Financial Select Sector SPDR[®] Fund is an actual investment portfolio. The performance of the Financial Select Sector SPDR[®] Fund and the Financial Select Sector Index will vary somewhat due to transaction costs, cash flows, regulatory requirements and operational inefficiencies. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Financial Select Sector SPDR[®] Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Historical Performance of the Financial Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Financial Select Sector SPDR® Fund in the applicable free writing prospectus or pricing supplement. You should not take any such historical prices as an indication of future performance.

The Financial Select Sector Index

We have derived all information regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or BoA Merrill Lynch Research, as index compilation agent, ("BoA Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Financial Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Financial Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index."

The stocks included in the Financial Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The Financial Select Sector Index is developed and maintained in accordance with the following criteria:

‣ Each of the component stocks in the Financial Select Sector Index (the "FSSI Component Stocks") is a constituent company of the S&P 500® Index.

‣ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

‣ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Financial Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Financial Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

‣ The Financial Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the FSSI Component Stocks within the Financial Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Financial Select Sector Index. Under certain conditions, however, the number of shares of a FSSI Component Stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

‣ The Financial Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the index divisor.

‣ The Financial Select Sector Index is weighted based on the market capitalization of each of the FSSI Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single FSSI Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Financial Select Sector Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the FSSI Component Stocks must be diversified so that no single FSSI Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Financial Select Sector Index.

‣ Rebalancing the Financial Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a FSSI Component Stock (or two or more FSSI Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such FSSI Component Stock (or FSSI Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization based weighted value of such FSSI Component Stock (or FSSI Component Stocks) will be redistributed across the FSSI Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each FSSI Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all FSSI Component Stocks exceed 24% will be redistributed equally across the remaining FSSI Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another FSSI Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted FSSI Component Stocks, each FSSI Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all FSSI Component Stocks exceed 4.8% will be distributed equally across all remaining FSSI Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another FSSI Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by FSSI Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a FSSI Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a FSSI Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that FSSI Component Stocks will change sectors frequently. FSSI Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE ISHARES[®] DOW JONES TRANSPORTATION AVERAGE INDEX FUND

The disclosure relating to the iShares[®] Dow Jones Transportation Average Index Fund contained on pages S-45 through S-46 relates only to the offering of Notes linked to the Reference Asset containing the iShares[®] Dow Jones Transportation Average Index Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the iShares[®] Dow Jones Transportation Average Index Fund or any of the stocks or other securities held by the iShares[®] Dow Jones Transportation Average Index Fund. All disclosures contained in this underlying supplement regarding the iShares[®] Dow Jones Transportation Average Index Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the iShares[®] Dow Jones Transportation Average Index Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the iShares[®] Dow Jones Transportation Average Index Fund. Defined terms used in this section apply solely to this section.

The iShares[®] Dow Jones Transportation Average Index Fund (the "IYT")

We have derived all information relating to the iShares[®] Dow Jones Transportation Average Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares[®] Trust. ("iShares Trust"), BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares[®] Dow Jones Transportation Average Index Fund is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the iShares[®] Dow Jones Transportation Average Index Fund. The iShares[®] Dow Jones Transportation Average Index Fund is an exchange traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "IYT." We make no representation or warranty as to the accuracy or completeness of this publicly available information.

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares[®] Dow Jones Transportation Average Index Fund. Information provided to or filed with the SEC by iShares[®] pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's web site at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the IYT as in your judgment is appropriate to make an informed decision with respect to an investment linked to the IYT.

Investment Objective and Strategy

The iShares[®] Dow Jones Transportation Average Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones Transportation Average Index. The iShares[®] Dow Jones Transportation Average Index Fund generally invests at least 90% of its assets in securities of the Dow Jones Transportation Average Index and depositary receipts representing securities of the Dow Jones Transportation Average Index. The iShares[®] Dow Jones Transportation Average Index Fund may invest the remainder of its assets in securities not included in its Dow Jones Transportation Average Index but which BFA believes will help the iShares[®] Dow Jones Transportation Average Index Fund track the Dow Jones Transportation Average Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or affiliates.

The IYT uses a representative sampling strategy to track the Dow Jones Transportation Average Index. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones Transportation Average Index, the IYT may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The IYT pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones Transportation Average Index, and generally does not hold all of the equity securities included in the IYT. The IYT invests in a representative sample of securities in the Dow Jones Transportation Average Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones Transportation Average Index.

Correlation

The Dow Jones Transportation Average Index is a theoretical financial calculation, while the IYT is an actual investment portfolio. The performance of the Reference Asset and the Dow Jones Transportation Average Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the IYT's portfolio and the Dow Jones Transportation Average Index resulting from legal restrictions (such as diversification requirements) that apply to the ITY but not to the Dow Jones Transportation Average Index or to the use of representative sampling. BFA expects that, over time, the correlation between the IYT's performance and that of the Dow Jones Transportation Average Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IYT, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in the Dow Jones Transportation Average Index in approximately the same proportions as in the Dow Jones Transportation Average Index.

Industry Concentration Policy

The IYT concentrates its investments to approximately the same extent that the Dow Jones Transportation Average Index concentrates in the stocks of the transportation industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

The Dow Jones Transportation Average Index

The Dow Jones Transportation Average Index is a price weighted index, maintained by the Averages Committee, that measures the performance of large, well-known U.S. companies within the transportation industry. The Dow Jones Transportation Average Index includes companies in the following primary groups : airlines, trucking, railroads, air freight, transportation services, and industrial services.

The Dow Jones Transportation Average[SM] was first calculated on October 26, 1896. Components are added and deleted on an as-needed basis. For the sake of continuity, such changes are rare, and typically occur following corporate acquisitions or other significant changes in a component company's core business. When one component is replaced, all of them are reviewed.

THE ENERGY SELECT SPDR® FUND

The disclosure relating to the Energy Select SPDR® Fund contained on pages S-47 through S-49 relates only to the offering of Notes linked to the Reference Asset containing the Energy Select SPDR® Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Energy Select SPDR® Fund or any of the stocks or other securities held by the Energy Select SPDR® Fund. All disclosures contained in this underlying supplement regarding the Energy Select SPDR® Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Energy Select SPDR® Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Energy Select SPDR® Fund. Defined terms used in this section apply solely to this section.

The Energy Select SPDR® Fund (the "XLE")

We have derived all information regarding the Energy Select Sector SPDR®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Energy Select Sector SPDR® is an investment portfolio managed by SSFM, the investment adviser to the Energy Select Sector SPDR®. The Energy Select Sector SPDR® is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLE."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Energy Select SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The Energy Select Sector Index is one of nine Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the Index is a constituent company of the S&P 500 Index; (2) each stock in the S&P 500 Index is allocated to one and only one of the Select Sector Indexes; and (3) the Index is calculated by Standard & Poor's (the "Index Provider") using a modified "market capitalization" methodology. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the XLE as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XLE.

Investment Objective

The Energy Select Sector SPDR® seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index includes companies in the following sub-sectors: oil, gas and consumable fuels; and energy equipment and services.

Investment Strategy — Replication

The Energy Select Sector SPDR® pursues the indexing strategy of "replication" in attempting to approximate the performance of Energy Select Sector Index. The Energy Select Sector SPDR® will generally invest in all of the equity securities included in the Energy Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Energy Select Sector Index, purchase securities not included in the Energy Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Energy Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Energy Select Sector Index. The Energy Select Sector SPDR® will normally invest at least 95% of its total assets in common stocks that comprise the Energy Select Sector Index. The Energy Select Sector SPDR® may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Energy Select Sector SPDR® in seeking performance that corresponds to the Energy Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Energy Select Sector SPDR®. The Board of Trustees of the Trust may change the Energy Select Sector SPDR®'s investment strategy and other policies without shareholder approval.

Correlation

The Energy Select Sector Index is a theoretical financial calculation, while the Energy Select Sector SPDR® is an actual investment portfolio. The performance of the Energy Select Sector SPDR® and the Energy Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Energy Select Sector

SPDR®, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

The Energy Select Sector Index

We have derived all information regarding the Energy Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or BofA Merrill Lynch Research, as index compilation agent, ("BofA Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Energy Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Energy companies in the Energy Select Sector Index develop and produce crude oil and natural gas and provide drilling and other energy related services. The Energy Select Sector Index, which serves as the benchmark for the Energy Select Sector SPDR®, was established with a value of 250.00 on June 30, 1998.

The stocks included in the Energy Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Energy Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The Energy Select Sector Index is developed and maintained in accordance with the following criteria:

▸ Each of the component stocks in the Energy Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

▸ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

▸ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Energy Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Energy Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Energy Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

▸ The Energy Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Energy Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Energy Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Energy Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

▸ The Energy Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Energy Select Sector Index is computed by dividing the total market value of the companies in the Energy Select Sector Index by a number called the index divisor.

▸ The Energy Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Energy Select Sector Index; and (ii) with respect to 50% of the total value of the Energy Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Energy Select Sector Index.

▸ Rebalancing the Energy Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Energy Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Energy Select Sector Index will be reduced to 23% of the total value of the Energy Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Energy Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Energy Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Energy Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Energy Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Energy Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

THE HEALTH CARE SELECT SPDR® FUND

The disclosure relating to the Health Care Select SPDR® Fund contained on pages S-50 through S-52 relates only to the offering of Notes linked to the Reference Asset containing the Health Select SPDR® Fund.

This underlying supplement is not an offer to sell and it is not an offer to buy interests in the Health Care Select SPDR® Fund or any of the stocks or other securities held by the Health Care Select SPDR® Fund. All disclosures contained in this underlying supplement regarding the Health Care Select SPDR® Fund, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC USA Inc. nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Health Care Select SPDR® Fund or any other constituent included in or held by any Reference Asset contained in this underlying supplement. You should make your own investigation into the Health Care Select SPDR® Fund. Defined terms used in this section apply solely to this section.

The Health Care Select SPDR® Fund

We have derived all information regarding the Health Care Select SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "XLV") and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Health Care Select SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Health Care Select SPDR® Fund. The Health Care Select SPDR® Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLV."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Health Care Select SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the XLV as in your judgment is appropriate to make an informed decision with respect to an investment linked to the XLV.

Investment Objective

The Health Care Select SPDR® Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the health care services sector, as represented by the Health Care Select Sector Index. The Health Care Select Sector Index measures the performance of the health care sector of the U.S. equity market and includes companies in the following sub-sectors: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology.

Investment Strategy — Replication

The Health Care Select SPDR® Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of Health Care Select Sector Index. The Health Care Select SPDR® Fund will generally invest in substantially all of the equity securities included in the Health Care Select Sector Index in approximately the same proportions as the Health Care Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Health Care Select Sector Index, purchase securities not included in the Health Care Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Health Care Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Health Care Select Sector Index. The Health Care Select SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Health Care Select Sector Index. The Health Care Select SPDR® Fund may invest its remaining assets in money market instruments (including repurchase contracts). Options and futures contracts (and convertible securities and structured notes) may be used by the Health Care Select SPDR® Fund in seeking performance that corresponds to the Health Care Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Health Care Select SPDR® Fund. The Board of Trustees of the Select Sector SPDR® Trust may change the Health Care Select SPDR® Fund's investment strategy and other policies without shareholder approval.

Correlation

The Health Care Select Sector Index is a theoretical financial calculation, while the Health Care Select SPDR® Fund is an actual investment portfolio. The performance of the Health Care Select SPDR® Fund and the Health Care Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Health Care Select SPDR® Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Historical Performance of the Health Care Select SPDR® Fund

We will provide historical price information with respect to the shares of the Health Care Select SPDR® Fund in the applicable free writing prospectus or pricing supplement. You should not take any such historical prices as an indication of future performance.

The Health Care Select Sector Index

We have derived all information regarding the Health Care Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or BofA Merrill Lynch Research, as index compilation agent, ("BofA Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Health Care Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Health Care Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Health Care Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index."

The stocks included in the Health Care Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Health Care Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The Health Care Select Sector Index is developed and maintained in accordance with the following criteria:

▸ Each of the component stocks in the Health Care Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

▸ Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

▸ The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Health Care Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Health Care Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Health Care Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

▸ The Health Care Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Health Care Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Underlying Index. Under certain conditions, however, the number of shares of a Component Stock within the Health Care Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

▸ The Health Care Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Health Care Select Sector Index is computed by dividing the total market value of the companies in the Health Care Select Sector Index by a number called the index divisor.

▸ The Health Care Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Health Care Select Sector Index ; and (ii) with respect to 50% of the total value of the Health Care Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Underlying Index.

▸ Rebalancing the Health Care Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Health Care Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Health Care Select Sector Index will be reduced to 23% of the total value of the Health Care Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Health Care Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Health Care Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Health Care Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Health Care Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Health Care Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Health Care Select Sector Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Health Care Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

OTHER COMPONENTS

If the Reference Asset includes a Basket Component not described in this underlying supplement, the applicable free writing prospectus or pricing supplement or a separate underlying supplement will provide additional information relating to such Basket Component.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Event

"Market Disruption Event" with respect to an Index Fund, not including the SPDR® Dow Jones Industrial Average^{SM} ETF Trust, the POWERSHARES QQQ TRUST^{SM}, SERIES 1 and the SPDR S&P 500 ETF Trust means any Scheduled Trading Day on which any Relevant Exchange or Related Exchange for such Index Fund fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material,

i. Any suspension of or limitation imposed on trading by any Relevant Exchanges or Related Exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the Relevant Exchanges or Related Exchanges or otherwise, (A) relating to shares of the applicable Index Fund, (B) relating to the stocks or other securities then constituting 20% or more of the value of the securities that are assets of such Index Fund or level of the Underlying Index of such Index Fund; or (C) in futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund, on any Related Exchange; or

ii. Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the applicable Index Fund; (B) to effect transactions in, or obtain market values for the stocks or other securities then constituting 20% or more of the value of the securities that are assets of such Index Fund or the level of the Underlying Index of such Index Fund; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund on any Related Exchange; or

iii. The closure on any Scheduled Trading Day of any Relevant Exchange or any Related Exchange relating to any shares of the applicable Index Fund or relating to any stocks or other securities then constituting 20% or more of the value of the securities that are assets of the Index Fund or the level of the Underlying Index of such Index Fund prior to its Scheduled Closing Time unless the earlier closing time is announced by the Relevant Exchange or Related Exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the Relevant Exchange or Related Exchange for execution at the close of trading on that day.

"Related Exchange" for an Index Fund means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund on such temporary substitute exchange or quotation system as on the original Related Exchange) on which futures or options contracts relating to such Index Fund or the assets of such Index Fund or the Underlying Index of such Index Fund are traded and where such trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the assets of such Index Fund or the Underlying Index of such Index Fund or the shares or depositary receipts, as applicable, of the Index Fund.

"Relevant Exchange" means any exchange or quotation system for shares or depositary receipts, as applicable, of the Index Fund or assets of the Index Fund or any stock then included in the Underlying Index, where trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled Closing Time" means the scheduled weekday closing time of the Relevant Exchange or Related Exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" for an Index Fund means any day on which all of the Relevant Exchanges and Related Exchanges for such Index Fund are scheduled to be open for trading for their respective regular trading sessions.

"Market Disruption Event" with respect to the SPDR® Dow Jones Industrial Average^{SM} ETF Trust, the POWERSHARES QQQ TRUST^{SM}, SERIES 1 and the SPDR S&P 500 ETF Trust means any Scheduled Trading Day on which any Relevant Exchange or

Related Exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any Relevant Exchanges or Related Exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the Relevant Exchanges or Related Exchanges or otherwise, (A) relating to depository receipts of the Index Fund, (B) relating to any underlying depository receipts of the Index Fund or (C) in futures or options contracts relating to the Index Fund or the underlying depository receipts of the Index Fund, on any Related Exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for depository receipts of the Index Fund, (B) to effect transactions in, or obtain market values for any underlying depository receipts of the Index Fund, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index Fund or the underlying depository receipts of the Index Fund on any relevant Related Exchange; or (b) the closure on any Scheduled Trading Day of any Relevant Exchange relating to depository receipts of the Index Fund or relating to any underlying depository receipts of the Index Fund or any Related Exchange prior to its Scheduled Closing Time unless the earlier closing time is announced by the Relevant Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the Relevant Exchange or Related Exchange for execution at the close of trading on that day.

"Related Exchange" means each exchange or quotation system on which futures or options contracts relating to the Index Fund or the underlying depository receipts of the Index Fund are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Index Fund or the underlying depository receipts of the Index Fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Index Fund or the underlying depository receipts of the Index Fund on such temporary substitute exchange or quotation system as on the original Related Exchange).

"Relevant Exchange" means the primary exchange on which depository receipts of the Index Fund or underlying depository receipts of the Index Fund trade.

"Scheduled Closing Time" means, with respect to a Relevant Exchange or a Related Exchange, the scheduled weekday closing time on any Scheduled Trading Day of the Relevant Exchange or Related Exchange on that Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means any day on which all of the Relevant Exchanges and Related Exchanges for the Index Fund are scheduled to be open for trading for depository receipts of the Index Fund or the underlying depository receipts of the Index Fund.

Coupon Payment Dates, Call Payment Dates and Maturity Date

If (1) a day on which a coupon payment is scheduled to be made (a "Coupon Payment Date"), (2) the date payment is to be made if the Notes are called (a "Call Payment Date") or (3) the maturity date stated in the applicable free writing prospectus or pricing supplement is not a Business Day, the amounts payable will be paid on the next following Business Day and no interest will be paid in respect of such postponement. The calculation agent may postpone a date on which the coupon due is determined (a "Coupon Determination Date"), and therefore the related Coupon Payment Date; the date on which it is determined if the Notes will be called (a "Call Observation Date"), and therefore the related Call Payment Date; or the Final Valuation Date, and therefore the maturity date, in each case if a Market Disruption Event occurs or is continuing on a day that would otherwise be a Coupon Determination Date, Call Observation Date or the Final Valuation Date, as applicable. We describe the effect of Market Disruption Events under "Valuation Dates" and "Market Disruption Events" below.

Observation Periods

For Notes where the Reference Asset is a single Index Fund:

If any date during a period in which the Reference Asset is observed either continuously or at market close for the occurrence of a knock-out or other event ("an "Observation Period") is not a Scheduled Trading Day, such date will be excluded from the Observation Period. If a Market Disruption Event (as defined below) exists on any date during an Observation Period (other than a Valuation Date), then such date will be excluded from the Observation Period, unless a Market Disruption exists or continues for 5 or more consecutive Scheduled Trading Days during an Observation Period, whereby such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period and the calculation agent will determine the official closing price with respect to the Reference Asset each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. If a Valuation Date that is part of an originally scheduled Observation Period is postponed, then the Observation Period will be extended to include such Valuation Date as postponed.

For Notes where the Reference Asset is a basket of Index Funds:

If any date during an Observation Period is not a Scheduled Trading Day for any Index Fund, such date will be excluded from the Observation Period for that Index Fund. If a Market Disruption Event exists on any date during an Observation Period (other than a Valuation Date) for an Index Fund, then such date will be excluded from the Observation Period for such Index Fund, unless a Market Disruption exists or continues for 5 or more consecutive Scheduled Trading Days during an Observation Period, whereby such fifth consecutive day and each following day in the Observation Period until the occurrence of a Scheduled Trading Day without a Market Disruption Event will nonetheless be part of the Observation Period for such Index Fund and the calculation agent will determine the official closing price with respect to such Index Fund each such date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For each Index Fund that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists with respect to each Index Fund independent from other Index Funds. Therefore, a Market Disruption Event may exist for certain Index Funds and not exist for other Index Funds. If a Valuation Date that is part of an originally scheduled Observation Period is postponed for an Index Fund, then the Observation Period for such Index Fund will be extended to include such Valuation Date as postponed. If no Market Disruption Event exists with respect to an Index Fund on the originally scheduled Valuation Date, any determination made during such Observation Period will be made on the originally scheduled Valuation Date with respect to such Index Fund, irrespective of the existence of a Market Disruption Event with respect to any other Index Fund.

Business Day

A "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Any payment on the Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Valuation Dates

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the performance of the Notes is calculated based on the value of the Reference Asset on the Coupon Determination Dates, Call Observation Dates or one or more other dates during the term of the Notes (each such date a "Valuation Date," and the last of such dates, or if there is only one such date, the "Final Valuation Date").

For Notes where the Reference Asset is a single Index Fund:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day, then such Valuation Date will be the next succeeding day that is a Scheduled Trading Day. If a Market Disruption Event exists on a Valuation Date, then such Valuation Date will be the next Scheduled Trading Day on which there is no Market Disruption Event. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then the fifth of such consecutive Scheduled Trading Days will nonetheless be the Valuation Date or Final Valuation Date, as applicable, and the calculation agent will determine the official closing price with respect to such Reference Asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of Business Days and no interest will be paid in respect of such postponement.

For Notes where the Reference Asset is a basket of Index Funds:

If a Valuation Date as set forth in the applicable free writing prospectus or pricing supplement is not a Scheduled Trading Day for an Index Fund, then such Valuation Date for such Index Fund will be the next succeeding day that is a Scheduled Trading Day for such Index Fund. For each Index Fund that makes up the Reference Asset, the calculation agent will determine whether a Market Disruption Event exists on a Valuation Date with respect to each Index Fund independent from other Index Funds. Therefore, a Market Disruption Event may exist for certain Index Funds and not exist for other Index Funds. If a Market Disruption Event exists on a Valuation Date for an Index Fund, then such Valuation Date for such Index Fund will be the next Scheduled Trading Day for which there is no Market Disruption Event for that Index Fund. If a Market Disruption Event exists or continues for five consecutive Scheduled Trading Days, then that fifth Scheduled Trading Day will nonetheless be the Valuation Date for such Index Fund and the calculation agent will determine the official closing price of such Index Fund on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Index Fund that would have prevailed but for that Market Disruption Event. For the avoidance of doubt, if Valuation Dates are scheduled to be within five Scheduled Trading Days of each other, a Market Disruption Event on the first such scheduled Valuation Date could cause one or more Valuation Dates to occur simultaneously. If no Market Disruption Event exists with respect to an Index Fund on the originally scheduled Valuation Date, the determination of such Index Fund's price will be made on the originally scheduled Valuation Date, irrespective of the existence of a Market Disruption Event with respect to any other Index Fund. If a Coupon Determination Date, Call Observation Date or Final Valuation Date is postponed, then the related Coupon Payment Date, Call Payment Date or maturity date will also be postponed by the same number of Business Days and no interest will be paid in respect of such postponement.

Antidilution and Reorganization Adjustments

Following the declaration by an Index Fund of the terms of any Potential Adjustment Event (as defined below), the calculation agent will determine whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of such Index Fund and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "Potential Adjustment Event" means the occurrence of any of the following after the issue date of the securities:

a. a subdivision, consolidation or reclassification of the shares or depositary receipts, as applicable, of an Index Fund (unless a Merger Event), or a free distribution or dividend of any shares or any depositary receipts of such Index Fund to existing holders by way of bonus, capitalization or similar issue;

b. a distribution or dividend to existing holders of the shares or depositary receipts, as applicable, of an Index Fund of (A) shares or depositary receipts, as applicable, of such Index Fund, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of such Index Fund equally or proportionately with such payments to holders of those shares or depositary receipts, as applicable, or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

c. an extraordinary dividend of an Index Fund;

d. a call by an Index Fund in respect of shares or depositary receipts, as applicable, of such Index Fund that are not fully paid;

e. a repurchase by an Index Fund of shares or depositary receipts, as applicable, of such Index Fund whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

f. only in the case of the Index Funds that are trusts, the making of any amendment or supplement to the terms of the depositary trust agreement; or

g. any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares or depositary receipts, as applicable, of an Index Fund.

Delisting or Suspension of Trading in the Shares of an Index Fund and Termination of an Index Fund

If a Delisting (as defined below) occurs, then the calculation agent may make such adjustments the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Delisting, including, but not limited to determining in a commercially reasonable manner the value of the applicable Index Fund impacted by such event following the Announcement Date (as defined below) and utilizing such value as the value of the Index Fund calculated on or following the Announcement Date until the stated maturity date of the Notes.

A share delisting ("Delisting") shall be deemed to have occurred if at any time during the period from and including the original issue date of the applicable Notes to and including the Final Valuation Date the shares or depositary receipts of an Index Fund ceases to be listed on the Relevant Exchange for those shares for any reason, or trading of a Reference Stock or ADS Underlying Share, as applicable, is suspended on, and is not immediately re-listed on a Successor Exchange which is the New York Stock Exchange, the NASDAQ Global Market or a successor in interest (a "Successor Exchange"). If the shares or depositary receipts of an Index Fund are immediately re-listed on a successor exchange, then such shares or depositary receipts of an Index Fund shall continue to be deemed to be the shares or depositary receipts of an Index Fund for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists.

If a Delisting occurs and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to an Index Fund (any such trading successor or substitute securities, the "Successor Securities"), such Successor Securities will be deemed to be such Index Fund for all purposes relating to the Notes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Fund is liquidated or otherwise terminated (a "Termination Event"), the value of the shares or depositary receipts, as applicable, of such Index Fund will be determined by the calculation agent in accordance with the procedures below.

If a Termination Event has occurred with respect to an Index Fund and if the Reference Sponsor or another entity publishes a successor or substitute Index Fund that the calculation agent determines to be comparable to such Index Fund, then the value of such Index Fund will be determined by reference to the value of that comparable Index Fund, which we refer to as a "Successor Index Fund."

If a Termination Event has occurred with respect to an Index Fund and the Reference Sponsor discontinues publication of such Index Fund and the calculation agent determines that no Successor Index Fund is available, or is no longer published from the date of the Termination Event up to and including a Valuation Date or the Final Valuation Date, as applicable, then the calculation agent may, in its sole discretion, calculate the appropriate price of the shares or depositary receipts, as applicable, for the relevant Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Index Fund.

If a Successor Index Fund is selected for an Index Fund or the calculation agent calculates a value as a substitute for an Index Fund as described above, such Successor Index Fund or value, as the case may be, will be substituted for such Index Fund for all purposes of the Notes, including for purposes of determining whether a Market Disruption Event occurs.

The "Announcement Date" means in the case of a Delisting, the day of the first public announcement by the Relevant Exchange that the Index Fund will cease to trade or be publicly quoted on such Relevant Exchange.

Notwithstanding the above alternative arrangements, the liquidation or termination of an Index Fund may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of Notes, absent manifest error.

Merger Event and Tender Offer

Note: In connection with certain Merger Events or Tender Offers, a holder of a share or depositary receipt of an Index Fund may be offered a choice to receive different types or combinations of types of property in exchange for such share or depositary receipt. In such case, for purposes of this section, such merger or tender offer shall be categorized by referring to the types and amounts of each type of property that would be distributed by default to a holder of shares or depositary receipts who makes no affirmative election.

Exchange for Marketable Securities

If a Merger Event or Tender Offer (each as defined below) occurs and the shares or depositary receipts of an Index Fund are exchanged solely for new shares or depositary receipts that are publicly quoted, traded or listed on an exchange or quotation system located in the same country as the Relevant Exchange for such shares or depositary receipts and that are not subject to any currency exchange controls, trading restrictions or other trading limitations (such shares, the "Marketable Securities"), then the calculation agent will adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of such shares or depositary receipts for Marketable Securities and such Marketable Securities shall be deemed such shares or depositary receipts for purposes of the Notes.

Exchange for a Combination of Marketable Securities and Cash

If a Merger Event or Tender Offer occurs and the applicable shares or depositary receipts of an Index Fund are exchanged solely for a combination of cash and Marketable Securities, then the calculation agent may adjust such terms and conditions of the Notes as the calculation agent determines appropriate to account for the exchange ratio applicable to the exchange of the share or depositary receipts for Marketable Securities and such Marketable Securities shall be deemed the shares or depositary receipts for purposes of the Notes. For purposes of determining the number of Marketable Securities that replaces one share or depositary receipt, the cash portion of property distributed pursuant to the applicable Merger Event or Tender Offer shall be converted to Marketable Securities by the calculation agent in a commercially reasonable manner.

Exchange for Cash

If a Merger Event or Tender Offer occurs and the applicable shares or depositary receipts of an Index Fund are exchanged solely for cash, then the calculation agent shall make such adjustments to the terms of the Notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer, including, but not limited to utilizing the cash amount distributed with respect to the applicable share or depositary receipt of an Index Fund as the price of such share or depositary receipt of an Index Fund for purposes of determining the value of the Reference Asset calculated on or following the Approval Date (as defined below) until the stated maturity date of the Notes.

Exchange for Other Types of Property

If a Merger Event or Tender Offer occurs and any distribution of property is made on a share or depositary receipt of an Index Fund and such property does not consist solely of Marketable Securities and/or cash, then the calculation agent shall make such adjustments to the terms of the Notes as the calculation agent deems appropriate to account for the economic effect on the Notes of the applicable Merger Event or Tender Offer.

The "Approval Date" is the closing date of a Merger Event or, in the case of a Tender Offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain the relevant percentage of the voting shares of the Index Fund, or if such date is not a Scheduled Trading Day, the immediately following Scheduled Trading Day.

A "Merger Event" shall mean, in respect of any share or depositary receipt of an Index Fund, any (i) reclassification or change of the shares or depositary receipts of an Index Fund that results in a transfer of or an irrevocable commitment to transfer all shares or depositary receipts of an Index Fund outstanding, (ii) consolidation, amalgamation or merger of the applicable Index Fund with or into another entity (other than a consolidation, amalgamation or merger of the applicable Index Fund with or into another entity and which does not result in any such reclassification or change of all of such shares or depositary receipts outstanding), (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the applicable Index Fund, that results in a transfer of or an irrevocable commitment to transfer all such shares (other than such shares owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Index Fund, or its subsidiaries, with or into another entity in which the Index Fund is the continuing entity and which does not result in a reclassification or change of the shares or depositary receipts of an Index Fund (other than shares or depositary receipts of an Index Fund owned or controlled by that other entity immediately prior to such event) collectively representing less than 50% of the outstanding shares or depositary receipts of an Index Fund immediately following such event, in each case if the merger date is on or before a Valuation Date.

A "Tender Offer" shall mean, in respect of the voting shares of an Index Fund, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of an Index Fund as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

Notwithstanding these alternative arrangements, a Merger Event or Tender Offer may affect the Reference Asset in a manner that adversely affects the value of the Notes.